ARLS
P.E. 12/31/01
RADIAN GROUP INC

V I S U A L I Z E   R E A L I Z E



RADIAN

2001 ANNUAL REPORT

›

CONTENTS

(As of December 31, 2001)

ASSETS .... $4.4 billion

CAPITAL .... $2.3 billion

MARKET CAPITALIZATION .... $4.0 billion

(Dollars in millions, except per-share data)	2001	2000	Increase
EARNINGS PER SHARE	$ 3.88	$ 3.22	20.5%
NET INCOME	$360.4	$248.9	44.8%
TOTAL REVENUES	$947.2	$611.3	54.9%
PREMIUMS EARNED	$715.9	$520.9	37.4%





In 2001, we realized a number of significant goals. We transformed mortgage insurance from a commodity into a specialty. Brought new levels of convenience and simplicity to mortgage services. And helped financial institutions make assets saleable and liquid. Now, we've united all of our entities under one name — Radian. With one objective: to change the nature of risk with fresh thinking in credit enhancement, worldwide. Satisfying, to say the least.

[illegible]

RADIAN ASSET ASSURANCE INC. » RADIAN GUARANTY INC. » RADIAN REINSURANCE INC. » RADIANEXPRESS.COM INC.

[illegible] to purchase homes more quickly and with smaller down payments.

We believe the future of credit enhancement belongs to the strong and the creative. To the nimble and the innovative. To those who can adapt to changing economic realities and, in the process, create new opportunities for their clients and partners. Radian has evolved into such a company.

TO OUR STOCKHOLDERS:

2001 was an extremely successful year for Radian. Highlighted by a 20% increase in earnings per share; the acquisition, integration and revitalization of our financial guaranty businesses; and the introduction of Radian Lien Protection, our title insurance alternative product; the year was not only successful — it was extraordinary. Beyond our financial growth, 2001 will be looked upon as a year of transition for Radian: a year in which we took major steps toward becoming a diversified credit enhancement and mortgage services company under the unified Radian banner.

A record year by any financial measure, 2001 brought earnings of $360.4 million on revenues of $947.2 million. Premiums written were $783.6 million, compared to $544.3 million in 2000, and premiums earned grew by 37% to $715.9 million. New primary mortgage insurance written was $44.8 billion, up from $24.9 billion in 2000. For our financial guaranty businesses, net premiums earned were $106.5 million. RadianExpress, our mortgage services subsidiary, completed more than 400,000 transactions during the year. And consistent with our conservative and deliberate risk management philosophy, we continued to increase our reserves from $390.0 million in 2000 to $588.6 million at December 31, 2001, and total capital reached $2.3 billion.

Perhaps more telling of our development than these figures was the test of Radian's business strategy during the unique macroeconomic conditions of 2001. Our economy was in recession. Interest rates declined dramatically, which led

Frank P. Filipps
Chairman and Chief Executive Officer





to record mortgage, municipal and structured finance and refinance activity. Employment grew while the unemployment rate increased. Home values improved. Corporate credit deteriorated. Market uncertainty and volatility challenged each of us. All of which set the stage for opportunity and growth at Radian — a conservative, yet bold company with the depth of resources and capital, as well as the energy and drive, to respond while ensuring confidence among our clients and business partners.

CHANGING THE NATURE OF RISK

Conservative, yet bold. I've been asked why I describe our company using this unlikely coupling of attributes. At Radian, our business model combines a conservative financial and risk management strategy with a bold approach to new products and ideas. It is this combination that has fueled our growth and helped to create a diversified platform on which we will continue to build.

In 2001, each of our business segments — financial guaranty, mortgage insurance (MI) and mortgage services — added to the strength of that diversified platform. A clear proof point is found in our fourth-quarter premium mix: 56% came from our core mortgage insurance business, while 20% resulted

understand › transform

Radian knows risk. Proven time and again in the mortgage insurance industry and now being taken into the broader credit enhancement arena. Our innate ability to assess, price and assume risk allows us to discover value in opportunities and to finance risk in unique ways. Literally, changing the nature of risk for our customers.

from non-traditional mortgage insurance products. And a significant 24% was generated by our financial guaranty businesses.

For years, as a mortgage insurer, Radian was known and expected to challenge the status quo. We introduced a new approach to mortgage insurance that redefined what was considered a "commodity" product. In September of 2001, we did it again with Radian Lien Protection: a mortgage insurance product that can be used as an alternative to traditional title insurance for refinances, second mortgages and home equity loans.

As a company with a new breadth of services and resources, we were not only able to create Radian Lien Protection, a product that could save American homeowners more than $2.5 billion a year, we also streamlined the closing process. By combining traditional mortgage insurance with the technology of RadianExpress, we developed a more efficient, effective and complete solution — one that saves homeowners real money on what often is the single largest expense of refinancing a home.

As we look forward, we remain committed to growing Radian — by building our core mortgage insurance business at its same aggressive pace, and by challenging our other businesses to follow that lead. In 2001, we took two significant steps toward securing our future growth: We obtained a license to conduct business as a financial guarantor in the United Kingdom and correspondingly opened a Radian branch in London; and we established a new business unit, Global Structured Products, to help forge new relationships and seek opportunities in the rapidly growing sector of derivative products. With more than $2 billion of new business generated by Global Structured Products in the second half of 2001, we're well on our way to establishing Radian as a significant and lasting business partner in the international capital markets.

Visualize. Realize. In 2001, Radian took its first steps toward becoming the company we visualized when we set our diversification strategy four years ago. We expect to realize the benefits as we enter what promises to be another outstanding year for Radian, and I want to thank you for your continued confidence and support.

Frank P. Filipps
Chairman and Chief Executive Officer

"In 2001, Radian took its first steps toward becoming the company we visualized when we set our diversification strategy four years ago.

EXPLORI

We did precisely what we said we were going to do this year. We evolved from a leading mortgage insurance company into a diversified global credit enhancement company. And, while this is stated quite plainly, in reality it marks one of the most significant, and exciting, steps in our company's history.

It was set in motion through strategic acquisition. Accelerated by a culture that uses its complementary skills and expertise to pursue unique solutions to complex risk management problems — and balanced by a philosophy of risk that is prudent and disciplined. In a creative, innovative and responsive way, we are capitalizing on the value of the natural synergies that exist within Radian.

These synergies enabled us to not only achieve record earnings in our core MI business, but to make significant progress toward our goal of becoming a leading provider of highly structured solutions in U.S. and international capital markets.

Over the course of the last few years, we saw opportunities in serving the capital markets that weren't being addressed. True to our nature, rather than being shaped by outside forces, we determined to define our space, creating new parameters and expanding past boundaries in the process. This vision came to life through the highly aggressive diversification strategy that took concrete form when we closed the $581.5 million stock acquisition of Enhance Financial Services Group Inc. on February 28, 2001. Its principal operating entities included Enhance Reinsurance Company, a leading provider of financial guaranty reinsurance, and Asset Guaranty Insurance Company, a direct writer of financial guaranty insurance on asset-backed securities,

HE ROAD NOT TAKEN



Applying the same knowledge, energy and creativity that enabled us to pioneer the only new products in the MI market for decades, we moved aggressively and confidently into a broader risk arena.

reconsider › reinvent

trade credit and municipal credit. This acquisition also included a 46% interest in C-BASS — a specialist in fixing and selling credit-sensitive residential mortgages.

Through this acquisition, we have greatly broadened the scope of what we can provide to the capital markets in the U.S. and abroad. Leveraging our company's expertise in credit and risk management, our reach across this entire spectrum creates new opportunities for clients seeking more effective ways to get deals done — at the best prices.

And to reflect both our evolution as a company and our synergistic approach to problem-solving, we united our primary business lines under the Radian brand this year. The companies of our mortgage insurance line remain Radian Guaranty Inc. and Radian Insurance Inc. Our financial guaranty business is now comprised of Radian Reinsurance Inc. (formerly Enhance Re) and Radian Asset Assurance Inc. (formerly Asset Guaranty). And our principal mortgage services business is now RadianExpress.com Inc. (formerly ExpressClose.com). This branding strategy solidifies our



collaborate › innovate

By drawing on our assets of intellectual capital and fusing our varied expertise, we can serve more clients in more ways — across business lines — and create more value for our stockholders.

identity in the marketplace, allowing us to maximize our cross-selling efforts, communicate our convergence plan more effectively and position the company strongly for the future.

WHAT IF? WHY NOT.

Over the past several years, we have earned a reputation for shaking things up. This year was no exception. We saw a market need and we filled it. With a provocative new product, Radian Lien Protection, that innovatively combines our mortgage-market expertise with the speed and cost-effective delivery of RadianExpress technology. Focusing on refinances, second mortgages and home equity loans, Radian Lien Protection gives lenders and borrowers an alternative to traditional title insurance, offering huge savings in the process.

Available online, Radian Lien Protection can save homeowners as much as 50% per transaction compared to traditional title insurance. This product has been very well received and is available on properties in all fifty states. Rating agencies and investors such as Fitch Ratings, Moody's, Standard & Poors and Lehman Brothers have all approved it as an acceptable alternative. Not surprisingly, concern has arisen within the title insurance industry that Radian Lien Protection could reduce demand for conventional title insurance. That industry's trade group has even filed suit to block the sale of Radian Lien Protection; however, we stand committed to seeing that this streamlined, cost-saving advantage remains available to American homeowners.

Certainly last year was a challenging one for our industry, as it was for so many others. We weathered a relatively mild recession which contributed to higher delinquency rates and lower interest rates that were not favorable for MI. But there was also good news. Overall, the housing and mortgage markets held strong and, with lower interest rates, the refinance market experienced a record year.

The sheer volume of refinances in 2001 led, in large part, to our increased operating costs. In fact, many clients were flooded with refinancing applications, which increased demand for Radian contract underwriting. As the refinancing market slows, we continue to see a reduction in contract underwriting-related expenses.

USING TECHNOLOGY TO BREAK DOWN WALLS.

In the highly commoditized MI market, we believe the way to grow is to do more — and less. Companywide, we look for ways to bring more benefit through more creative products. Radian Lien Protection is a prime example. It answers the age-old demand of "How can things be done better, cheaper, faster?" But we also seek ways to help our clients, in a sense, do less. Which is why the web-based loan processing and closing services of RadianExpress represent such a key business focus both in 2001, and in our future. Through RadianExpress we offer seamless, accessible, innovative solutions that cut costs, save time and streamline the entire mortgage process. With a solid balance sheet, a strong technical platform and applications, exceptional risk management expertise and the culture to get things done, we will continue to capitalize on opportunities provided by technology.

Our numbers confirm that we're well on our way. Over 50% of all mortgage-related submissions are now electronic, up 42% from a year ago. Last year, MI Online transactions grew by 198% to 883,659. And more than 400,000 transactions were conducted through RadianExpress. It's not surprising that the easier we make it for our clients to do business with us, the deeper those relationships become.

CLEARLY, WHAT MATTERS TODAY IS VALUE.

But the definition of value is changing. Companies are challenged with going beyond the same old, same old. Cross-border needs, relentless competition, waves of technology and the increasing complexity of the problems have intersected to require a new kind of integrated knowledge and service. This is a challenge Radian is well positioned, and structured, to take advantage of. And throughout 2001 we were energized by the continued validation from our business partners that our creative, yet disciplined credit solutions were bringing new value to the financial services world.

Increasingly, we see our transactions going beyond our traditional MI business boundaries. More and more, we're talking to production or operations executives about how RadianExpress technology can bring them closer to their





KNOWING WHERE TO GO

clients and offer a wealth of new choices. We're also meeting with portfolio managers and CFOs to suggest new ways to securitize and sell other asset classes they may have in their portfolios, such as home equity lines of credit (HELOCs), manufactured housing or credit card receivables. Ultimately, we match the business need with the Radian unit best suited to assess the risk and offer the most beneficial capital treatment.

In early September we organized a new group, Global Structured Products, to leverage our expertise in the asset- and mortgage-backed markets. This group provides highly structured risk solutions to financial institutions, global corporations, select securitization issuers and qualified governmental entities. The result has been a diversified portfolio of comprehensive and sophisticated credit enhancement transactions that provide significant benefit to our clients — from asset-backed securities, asset-backed commercial paper and collateralized debt obligations (CDOs), to privatization finance and new asset classes. With offices in London and New York, this group is well positioned to respond to the potential of this enormous market — in 2002, more than $1 trillion of issuance is expected.

We are innovators by nature. Guided by an entrepreneurial spirit, buttressed by rock-solid financial strength, and mindful of the risks inherent in a changing global economy.

strength › boldness

›


HIGHER, PLEASE

today › tomorrow

The demand for creative ideas in credit enhancement will increase. And Radian will be there. With the solutions financial institutions need to create new opportunities, and homebuyers depend on to realize their dreams.

FINDING OPPORTUNITY IN NEW MARKETS.

In the summer of 2001, we were granted a license to conduct business in the United Kingdom through our London branch. This was a critical step in our strategic effort to reach out globally to the capital markets and strengthen our presence overseas. The license authorizes us to provide credit, surety and financial types of insurance and reinsurance products, including financial guaranty.

We see great possibility in Europe for the kinds of deals we're able to structure through solutions that blend all of our resources. In December, for example, we joined a syndicate of insurers, banks and institutional investors to launch a $1.18 billion structured transaction for a portfolio of German residential mortgages. An effort that leveraged Radian's expertise in both structured products and mortgage loan-level due diligence, this transaction supports our strategy of bringing together Radian's diverse, yet aligned, competencies to the benefit of our clients.

CHANGING EVERYTHING. STAYING THE SAME.

At Radian, we're able to push traditional boundaries and challenge the status quo because of the adherence we pay to fiscal responsibility and discipline. We take a conservative approach to risk for both bulk and flow MI business, and weigh the return of each deal very carefully. But if we see a good opportunity, we move. And move aggressively.

Likewise, because of our heritage of reserving conservatively — Radian has the deepest loss reserves per loan in the mortgage insurance industry — we are able to deploy our capital, as needed, into areas where we foresee opportunity.

The bar for innovation rises constantly. At Radian, we like to be the one who keeps moving it higher. And we do. Through a culture committed to changing the nature of risk in new, unexpected and valuable ways. This is our model. And will continue to be so. It's how we will realize our future.

FINANCIAL CONTENTS


EXTRAORDINARY YEAR



SELECTED FINANCIAL AND STATISTICAL DATA[1]

(in millions, except per-share amounts and ratios)	**2001**	2000	1999	1998	1997
CONDENSED CONSOLIDATED STATEMENTS OF INCOME					
Net premiums written	**$ 783.6**	$ 544.3	$ 451.8	$ 406.5	$ 327.8
Net premiums earned	**715.9**	520.9	472.6	405.3	330.0
Net investment income	**147.5**	82.9	67.3	59.9	52.4
Equity in net income of affiliates	**41.3**	—	—	—	—
Other income	**42.5**	7.4	11.3	15.3	5.6
Total revenues	**947.2**	611.3	551.2	480.4	388.0
Provision for losses	**208.1**	154.3	174.1	166.4	147.4
Policy acquisition costs and other operating expenses	**216.8**	108.6	121.4	118.2	83.4
Merger expenses	**—**	—	37.8	1.1	—
Net gains	**1.0**	4.2	1.6	3.2	2.0
Pretax income	**505.5**	352.5	219.5	197.9	159.2
Net income	**360.4**	248.9	148.1	142.2	115.7
Net income per share[2] [3]	**$ 3.88**	$ 3.22	$ 1.91	$ 1.84	$ 1.50
Average shares outstanding[2] [3]	**92.0**	76.3	75.7	75.6	75.1
CONDENSED CONSOLIDATED BALANCE SHEETS					
Assets	**$ 4,438.6**	$ 2,272.8	$ 1,776.7	$ 1,513.4	$ 1,222.7
Investments	**3,369.5**	1,750.5	1,388.7	1,175.5	974.7
Unearned premiums	**513.9**	77.2	54.9	75.5	72.7
Reserve for losses and loss adjustment expenses	**588.6**	390.0	335.6	245.1	179.9
Long-term debt	**324.1**	—	—	—	—
Redeemable preferred stock	**40.0**	40.0	40.0	40.0	40.0
Common stockholders' equity	**2,306.3**	1,362.2	1,057.3	932.2	780.1
Book value per share[3]	**24.54**	17.97	14.17	12.65	10.69
STATUTORY RATIOS – MORTGAGE INSURANCE					
Loss ratio	**30.2%**	30.5%	37.6%	42.0%	46.1%
Expense ratio[4]	**20.4**	17.9	24.2	24.6	22.5
Combined ratio	**50.6%**	48.4%	61.8%	66.6%	68.6%
SELECTED RATIOS – FINANCIAL GUARANTY					
Loss ratio	**27.2%**	—	—	—	—
Expense ratio	**40.8**	—	—	—	—
Combined ratio	**68.0%**				
OTHER DATA – MORTGAGE INSURANCE					
New primary insurance written	**$ 44,754**	$ 24,934	$ 33,256	$ 37,067	$ 21,481
Direct primary insurance in force	**107,918**	100,859	97,089	83,178	67,294
Direct primary risk in force	**26,004**	24,622	22,901	19,840	15,158
Direct pool risk in force	**1,571**	1,388	1,361	933	601
Other risk in force	**348**	211	—	—	—
OTHER DATA – FINANCIAL GUARANTY					
Net premiums written	**$ 143.2**	—	—	—	—
Net premiums earned	**106.5**	—	—	—	—
Net debt service outstanding	**97,939.7**	—	—	—	—

(1) Effective June 9, 1999, Radian Group Inc. was formed by the merger of CMAC Investment Corporation and Amerin Corporation pursuant to an Agreement and Plan of Merger dated November 22, 1998. The transaction was accounted for on a pooling of interests basis and, therefore, all financial statements presented reflect the combined entity. On February 28, 2001, the Company acquired Enhance Financial Services Group Inc. The results for 2001 include the results of operations for Enhance Financial Services Group Inc. from the date of acquisition. See note 1 of Notes to Consolidated Financial Statements set forth on page 20 herein.

(2) Diluted net income per share and average share information per Statement of Financial Accounting Standards No. 128, "Earnings Per Share." See note 1 of Notes to Consolidated Financial Statements set forth on page 20 herein.

(3) All share and per-share data for prior periods have been restated to reflect a 2-for-1 stock split in 2001.

(4) Expense ratio in 1999 calculated net of merger expenses of $21.8 million recognized by statutory companies.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per-share amounts)	December 31 2001	2000
ASSETS		
Investments		
Fixed maturities held to maturity — at amortized cost (fair value $461,962 and $490,792)	**$ 442,198**	$ 469,591
Fixed maturities available for sale — at fair value (amortized cost $2,552,930 and $1,087,191)	**2,567,200**	1,120,840
Trading securities — at fair value (amortized cost $22,599)	**21,659**	—
Equity securities — at fair value (cost $116,978 and $58,877)	**120,320**	64,202
Short-term investments	**210,788**	95,824
Other invested assets	**7,310**	—
Cash	**60,159**	2,424
Investment in affiliates	**177,465**	—
Deferred policy acquisition costs	**151,037**	70,049
Prepaid federal income taxes	**326,514**	270,250
Provisional losses recoverable	**47,229**	43,740
Other assets	**306,747**	135,891
	$4,438,626	$2,272,811
LIABILITIES AND STOCKHOLDERS' EQUITY		
Unearned premiums	**$ 513,932**	$ 77,241
Reserve for losses	**588,643**	390,021
Long-term debt	**324,076**	—
Deferred federal income taxes	**432,098**	291,294
Accounts payable and accrued expenses	**233,549**	112,058
	2,092,298	870,614
Redeemable preferred stock, par value $.001 per share; 800,000 shares issued and outstanding — at redemption value	**40,000**	40,000
Common stockholders' equity		
Common stock, par value $.001 per share; 200,000,000 shares authorized; 94,170,300 and 37,945,483 shares issued in 2001 and 2000, respectively	**94**	38
Treasury stock; 188,092 and 37,706 shares in 2001 and 2000, respectively	**(7,874)**	(2,159)
Additional paid-in capital	**1,210,088**	549,154
Retained earnings	**1,093,580**	789,831
Accumulated other comprehensive income	**10,440**	25,333
	2,306,328	1,362,197
	$4,438,626	$2,272,811

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per-share amounts)	Year Ended December 31 2001	2000	1999
REVENUES:			
Premiums written:			
Direct	**$753,392**	$592,734	$496,646
Assumed	**90,917**	80	93
Ceded	**(60,665)**	(48,542)	(44,922)
Net premiums written	**783,644**	544,272	451,817
(Increase) decrease in unearned premiums	**(67,764)**	(23,401)	20,818
Net premiums earned	**715,880**	520,871	472,635
Net investment income	**147,487**	82,946	67,259
Equity in net income of affiliates	**41,309**	–	–
Other income	**42,525**	7,438	11,349
	947,201	611,255	551,243
EXPENSES:			
Provision for losses	**208,136**	154,326	174,143
Policy acquisition costs	**84,262**	51,471	58,777
Other operating expenses	**132,516**	57,167	62,659
Interest expense	**17,803**	–	–
Merger expenses	**–**	–	37,766
	442,717	262,964	333,345
GAINS AND LOSSES:			
Net gains on sales of investments	**6,824**	4,179	1,568
Change in fair value of derivative instruments	**(5,777)**	–	–
	1,047	4,179	1,568
Pretax income	**505,531**	352,470	219,466
Provision for income taxes	**145,112**	103,532	71,328
Net income	**360,419**	248,938	148,138
Dividends to preferred stockholder	**3,300**	3,300	3,300
Net income available to common stockholders	**$357,119**	$245,638	$144,838
Basic net income per share	**$ 3.95**	$ 3.26	$ 1.96
Diluted net income per share	**$ 3.88**	$ 3.22	$ 1.91
Average number of common shares outstanding – basic	**90,474**	75,268	73,950
Average number of common and common equivalent shares outstanding – diluted	**91,958**	76,298	75,712

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN COMMON STOCKHOLDERS' EQUITY

(in thousands)	Common Stock	Treasury Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss): Foreign Currency Translation Adjustment	Accumulated Other Comprehensive Income (Loss): Unrealized Holding Gains/Losses	Total
BALANCE, JANUARY 1, 1999	$37	$ —	$ 507,282	$ 407,406	$ —	$ 17,474	$ 932,199
Comprehensive income:							
Net income	—	—	—	148,138	—	—	148,138
Unrealized holding losses arising during period, net of tax benefit of $17,398	—	—	—	—	—	(32,311)	
Less: Reclassification adjustment for net gains included in net income, net of tax of $558	—	—	—	—	—	(1,036)	
Net unrealized loss on investments, net of tax benefit of $17,956	—	—	—	—	—	(33,347)	(33,347)
Total comprehensive income	—	—	—	—	—	—	114,791
Issuance of common stock under incentive plans	—	—	17,126	—	—	—	17,126
Dividends	—	—	—	(6,860)	—	—	(6,860)
BALANCE, DECEMBER 31, 1999	37	—	524,408	548,684	—	(15,873)	1,057,256
Comprehensive income:							
Net income	—	—	—	248,938	—	—	248,938
Unrealized holding gains arising during period, net of tax of $23,658	—	—	—	—	—	43,937	
Less: Reclassification adjustment for net gains included in net income, net of tax of $1,470	—	—	—	—	—	(2,731)	
Net unrealized gain on investments, net of tax of $22,188	—	—	—	—	—	41,206	41,206
Total comprehensive income							290,144
Issuance of common stock under incentive plans	1	—	24,746	—	—	—	24,747
Treasury stock purchased	—	(2,159)				—	(2,159)
Dividends	—	—	—	(7,791)	—	—	(7,791)
BALANCE, DECEMBER 31, 2000	38	(2,159)	549,154	789,831	—	25,333	1,362,197
Comprehensive income:							
Net income	—	—	—	360,419	—	—	360,419
Unrealized foreign currency translation adjustment, net of tax benefit of $306	—	—	—	—	(586)	—	(586)
Unrealized holding losses arising during period, net of tax benefit of $5,316	—	—	—	—	—	(9,871)	
Less: Reclassification adjustment for net gains included in net income, net of tax of $2,388	—	—	—	—	—	(4,436)	
Net unrealized loss on investments, net of tax benefit of $7,704	—	—	—	—	—	(14,307)	(14,307)
Total comprehensive income							345,526
Issuance of common stock related to acquisition	9	—	574,676	—	—	—	574,685
Issuance of common stock under incentive plans	1	—	39,686	—	—	—	39,687
Treasury stock purchased		(5,715)					(5,715)
Two-for-one stock split	46	—	46,572	(46,618)	—	—	0
Dividends	—	—	—	(10,052)	—	—	(10,052)
BALANCE, DECEMBER 31, 2001	$94	$(7,874)	$1,210,088	$1,093,580	$(586)	$ 11,026	$2,306,328

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	Year Ended December 31 2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 360,419	$ 248,938	$ 148,138
Adjustments to reconcile net income to net cash provided by operating activities:			
Net gains	(1,047)	(4,179)	(1,568)
Equity in net income of affiliates	(41,309)	—	—
Proceeds from sales of trading securities	14,204	—	—
Purchase of trading securities	(24,978)	—	—
Increase (decrease) in unearned premiums	65,685	22,316	(20,613)
Net increase in deferred policy acquisition costs	(24,336)	(8,369)	(12,697)
Increase in reserve for losses	90,980	54,437	90,459
Increase in deferred federal income taxes	140,804	62,942	57,849
Increase in provisional losses recoverable	(3,276)	(3,675)	(7,347)
Depreciation and other amortization, net	2,486	3,158	2,289
Net change in prepaid federal income taxes, other assets, accounts payable and accrued expenses	(98,483)	(95,591)	5,163
Net cash provided by operating activities	481,149	279,977	261,673
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from sales of fixed maturity investments available for sale	1,039,762	552,439	131,170
Proceeds from sales of fixed maturity investments held to maturity	—	1,922	10
Proceeds from sales of equity securities available for sale	8,425	18,988	3,076
Proceeds from redemptions of fixed maturity investments available for sale	111,674	16,467	24,769
Proceeds from redemptions of fixed maturity investments held to maturity	21,509	2,897	19,981
Purchases of fixed maturity investments available for sale	(1,595,179)	(813,627)	(380,683)
Purchases of equity securities available for sale	(66,098)	(29,713)	(25,595)
Purchases of short-term investments, net	(28,101)	(38,859)	(32,560)
Purchases of property and equipment, net	(8,538)	(9,419)	(12,509)
Acquisitions, net of cash acquired	6,788	—	—
Investment in affiliates	(15,020)	—	—
Distributions from affiliates	12,761	—	—
Other	(1,084)	(952)	(1,468)
Net cash *used in investing activities*	(513,101)	(299,857)	(273,809)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Dividends paid	(10,052)	(7,791)	(6,860)
Proceeds from issuance of common stock under incentive plans	39,687	24,747	17,126
Purchase of treasury stock	(5,715)	(2,159)	—
Repayment of short-term debt	(173,724)	—	—
Issuance of long-term debt	246,885	—	—
Acquisition costs	(7,394)	—	—
Net cash provided by financing activities	89,687	14,797	10,266
Increase (decrease) in cash	57,735	(5,083)	(1,870)
Cash, beginning of year	2,424	7,507	9,377
Cash, end of year	$ 60,159	$ 2,424	$ 7,507
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
Income taxes paid	$ 98,960	$ 74,768	$ 61,450
Interest paid	$ 19,099	$ 817	$ 181

See notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION AND NATURE OF OPERATIONS Radian Group Inc. (the "Company"), provides through its subsidiaries and affiliates, insurance and mortgage services to financial institutions in the United States and globally. The principal business segments of the Company are mortgage insurance, financial guaranty and mortgage services.

Private mortgage insurance and risk management services are provided to mortgage lending institutions located throughout the United States through the Company's wholly-owned principal operating subsidiaries, Radian Guaranty Inc. ("Radian Guaranty") and Amerin Guaranty Corporation ("Amerin Guaranty") (together referred to as "Mortgage Insurance"). Private mortgage insurance generally protects lenders from default-related losses on residential first mortgage loans made to home buyers who make down payments of less than 20% of the purchase price and facilitates the sale of these mortgages in the secondary market. Mortgage Insurance currently offers two principal types of private mortgage insurance coverage, primary and pool. At December 31, 2001, primary insurance comprised 94.3% of Mortgage Insurance's risk in force and pool insurance comprised 5.7% of Mortgage Insurance's risk in force. During the third quarter of 2000, the Company commenced operations in Radian Insurance Inc., a subsidiary that writes credit insurance on non-traditional mortgage related assets such as second mortgages and manufactured housing, and provides credit enhancement to mortgage related capital market transactions. Mortgage Insurance recently began offering an alternative to title insurance providing lien protection mortgage insurance on refinanced second mortgages and home equity loans.

On February 28, 2001, the Company acquired the financial guaranty and other businesses of Enhance Financial Services Group Inc. ("Financial Guaranty"), a New York based insurance holding company that primarily insures and reinsures credit-based risks at a purchase price of approximately $581.5 million. The financial guaranty insurance business is conducted through two insurance subsidiaries, Radian Reinsurance Inc. ("Radian Re," formerly Enhance Reinsurance Company) and Radian Asset Assurance Inc. ("Radian Asset Assurance," formerly Asset Guaranty Company). In addition, Financial Guaranty has a partial interest in two active credit-based asset businesses. Several smaller businesses are either in run-off or have been terminated. The purchase price represented the value of the Company's common stock and stock options issued in connection with the acquisition and other consideration in accordance with an Agreement and Plan of Merger, dated November 13, 2000, by and among the Company, a wholly-owned subsidiary of the Company and Financial Guaranty. The acquisition, which was structured as a merger of a wholly-owned subsidiary of the Company with and into Financial Guaranty, entitled Financial Guaranty stockholders to receive 0.22 shares of the Company's common stock in a tax-free exchange for each share of Financial Guaranty's common stock that they owned at the time of the merger. The acquisition was treated as a purchase for accounting purposes, and accordingly, the assets and liabilities were recorded based on their fair values at the date of acquisition. The fair value of assets acquired was $1,357.9 million. The fair value of liabilities assumed at acquisition was $833.1 million. The excess of purchase price over fair value of net assets acquired of $56.7 million represents the future value of insurance profits, which is being amortized over a period that approximates the future life of the insurance book of business. The results of Financial Guaranty's operations have been included in the Company's financial statements for the period from the date of the acquisition through December 31, 2001.

The purchase price of Financial Guaranty reflects the issuance of 8,462,861 shares (pre-stock split) of the Company's common stock at $65.813 per share (pre-stock split) which represented the average closing price of the Company's common stock for the three days preceding and following the announcement of the acquisition, and the issuance of 1,320,079 options (pre-stock split) to purchase shares of the Company's common stock to holders of options to purchase shares of Financial Guaranty's common stock. The value of the option grant was based on a Black-Scholes valuation model assuming an average life of 2.8 years, a risk-free interest rate of 4.75%, volatility of 43.4% and a dividend yield of 0.22%.

The following unaudited pro forma information presents a summary of the consolidated operating results of the Company for the year-to-date periods indicated, as if the acquisition of Financial Guaranty had occurred on January 1, 1999 (in thousands, except per-share information):

	December 31		
	2001	2000	1999
Total revenues	**$951,206**	$801,665	$768,964
Net income	**265,147**	239,529	216,762
Net income per share-basic	**$ 2.89**	$ 3.14	$ 2.89
Net income per share-diluted	**$ 2.85**	$ 3.10	$ 2.82

The unaudited pro forma financial information is not necessarily indicative of the combined results that would have occurred had the acquisition occurred on that date, nor is it indicative of the results that may occur in the future.

On November 9, 2000, the Company completed the acquisition of RadianExpress.com, Inc. ("RadianExpress," formerly Expressclose.com, Inc.), an Internet-based settlement company that provides real estate information products and services to the first and second mortgage industry, for approximately $8.0 million consisting of cash, the Company's common stock and stock options and other consideration. The acquisition was treated as a purchase for accounting purposes, and accordingly, the assets and liabilities were recorded based on their fair values at the date of acquisition. The excess of purchase price over fair value of net assets acquired of $7.4 million was allocated to goodwill. During 2000 and 2001, a portion of this amount was amortized into earnings. With the issuance of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets,"

the Company will evaluate the realizability of the goodwill annually and revalue if necessary. The financial results for the year ended December 31, 2000 include the results of RadianExpress' operations for the period from November 10, 2000 through December 31, 2000. The cash component of the acquisition was financed using the Company's cash flow from operations. The pro forma results for 2000 including this acquisition would not be materially different from reported results.

On November 22, 1998, the Company was formed by the merger of CMAC Investment Corporation ("CMAC") and Amerin Corporation ("Amerin"). The merger closed on June 9, 1999 after approval by the stockholders of both companies, at which time the name of the merged company was changed to Radian Group Inc. At the same time, the name of the Company's main operating subsidiary, Commonwealth Mortgage Assurance Company, was changed to Radian Guaranty, while the main operating subsidiary of Amerin, Amerin Guaranty, retained its name. As a result of the merger, Amerin stockholders received 0.5333 shares (14,168,635 shares were issued) of CMAC common stock in a tax-free exchange for each share of Amerin common stock that they owned. CMAC's stockholders continued to own their existing shares after the merger. The merger transaction was accounted for on a pooling of interests basis and, therefore, all financial statements presented reflect the combined entity. There were no intercompany transactions requiring elimination for any periods presented prior to the merger.

The operating results of the separate companies through the merger in 1999 are as follows (in thousands):

	Total Revenues	Net Income
For the year ended December 31, 1999:		
Radian Group Inc.	$418,428	$110,785
CMAC Investment Corporation (through March 31, 1999)	89,415	22,878
Amerin Corporation (through March 31, 1999)	43,400	14,475
Combined	$551,243	$148,138

CONSOLIDATION

The accompanying financial statements include the accounts of all subsidiaries. Investments in which the Company, or one of its subsidiaries, owns from 20% to 50% of those companies, and where the Company has a majority voting interest, but where the minority shareholders have substantive participating rights or where the Company has the intent and ability to divest its investment in the short term, are accounted for in accordance with the equity method of accounting (See note 13). All significant intercompany accounts and transactions, and intercompany profits and losses, including those transactions with equity method investee companies, have been eliminated.

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INSURANCE PREMIUMS

SFAS No. 60, "Accounting and Reporting by Insurance Enterprises," specifically excludes mortgage guaranty insurance from its guidance relating to the earning of insurance premiums. Consistent with GAAP and industry accounting practices, mortgage insurance premiums written on an annual and multiyear basis are initially deferred as unearned premiums and earned over the policy term, and premiums written on a monthly basis are primarily earned as they are received. Annual premiums are amortized on a monthly, straight-line basis. Multiyear premiums are amortized over the terms of the contracts in accordance with the anticipated claim payment pattern based on historical industry experience. Ceded premiums written are initially set up as prepaid reinsurance and are amortized in accordance with direct premiums earned.

In the financial guaranty business, insurance premiums are earned in proportion to the level amortization of insured principal over the contract period. Premiums written on a monthly basis are primarily earned as they are received, which approximates a level amount of premium income recognition in proportion to the insured principal over the contract period. Unearned premium revenue represents that portion of premiums which will be earned over the remainder of the contract period, based upon information reported by ceding companies and management's estimates of amortization of insured principal on policies written on a direct basis. When insured issues are refunded or called, the remaining unearned premium revenue is generally earned at that time, since the risk to the Company is eliminated.

RESERVE FOR LOSSES AND LOSS ADJUSTMENT EXPENSES ("LAE")

The mortgage insurance reserve for losses consists of the estimated cost of settling claims on defaults reported and defaults that have occurred but have not been reported. SFAS No. 60 specifically excludes mortgage guaranty insurance from its guidance relating to the reserve for losses. Consistent with GAAP and industry accounting practices, the Company does not establish loss reserves for future claims on insured loans that are not currently in default. In determining the liability for unpaid losses related to reported outstanding defaults, the Company establishes loss reserves on a case-by-case basis. The amount reserved for any particular loan is dependent upon the characteristics of the loan, the status of the loan as reported by the servicer of the insured loan as well as the economic condition and estimated foreclosure period in the area in which the default exists. As the default progresses closer to foreclosure, the amount of loss reserve for that particular loan is increased, in stages, to approximately 100% of the Company's exposure and that adjustment is included in current operations. The Company also reserves for defaults that have occurred but have not been reported using historical

information on defaults not reported on a timely basis by lending institutions. The estimates are continually reviewed and, as adjustments to these liabilities become necessary, such adjustments are reflected in current operations.

Reserves for losses and LAE in the financial guaranty business are established based on the Company's best estimate of specific and non-specific losses, including expenses associated with settlement of such losses on its insured and reinsured obligations. The Company's estimation of total reserves considers known defaults, reports and individual loss estimates reported by ceding companies and annual increases in the total net par amount outstanding of the Company's insured obligations. The Company records a specific provision for losses and related LAE when reported by primary insurers or when, in the Company's opinion, an insured risk is in default or default is probable and the amount of the loss is reasonably estimable. In the case of obligations with fixed periodic payments, the provision for losses and LAE represents the present value of the Company's ultimate expected losses, adjusted for estimated recoveries under salvage or subrogation rights. The non-specific reserves represent the Company's best estimate of total reserves, less provisions for specific reserves. Generally, when a case basis reserve is established or adjusted, an offsetting adjustment is made to the non-specific reserve. The Company discounts certain financial guaranty liabilities at annual rates, which correspond to the financial guaranty insurance subsidiaries' investment yields ranging from 4.95% to 5.51%. These discounted liabilities at December 31, 2001 were $16.6 million, net of discounts of $9.9 million.

Reserves for losses and LAE for Financial Guaranty's other lines of business, primarily trade credit reinsurance, are based on reports and individual loss estimates received from ceding companies, net of anticipated estimated recoveries under salvage and subrogation rights. In addition, a reserve is included for losses and LAE incurred but not reported on trade credit reinsurance.

The Company periodically evaluates its estimates for losses and LAE and may adjust such reserves based on its actual loss experience, mix of business and economic conditions. Changes in total estimates for losses and LAE are reflected in current earnings. The Company believes that its total reserves for financial guaranty losses and LAE are adequate to cover the ultimate cost of all claims net of reinsurance recoveries. However, the reserves are based on estimates of losses and LAE, and there can be no assurance that the ultimate liability will not exceed such estimates.

DEFERRED POLICY ACQUISITION COSTS

Costs associated with the acquisition of mortgage insurance business, consisting of compensation and other policy issuance and underwriting expenses, are initially deferred. Because SFAS 60 specifically excludes mortgage guaranty insurance from its guidance relating to the amortization of deferred policy acquisition costs, amortization of these costs for each underwriting year book of business are charged against revenue in proportion to estimated gross profits over the life of the policies using the guidance provided by SFAS No. 97, "Accounting and Reporting by Insurance Enterprises For Certain Long Duration Contracts and for Realized Gains and Losses From the Sale of Investments." This includes accruing interest on the unamortized balance of capitalized acquisition costs. The estimate for each underwriting year is updated annually to reflect actual experience and any changes to key assumptions such as persistency or loss development.

Deferred policy acquisition costs in the financial guaranty business comprise those expenses that vary with and are primarily related to the production of insurance premiums, including: commissions paid on reinsurance assumed, salaries and related costs of underwriting and marketing personnel, rating agency fees, premium taxes and certain other underwriting expenses, offset by ceding commission income on premiums ceded to reinsurers. Acquisition costs are deferred and amortized over the period in which the related premiums are earned. Deferred policy acquisition costs are reviewed periodically to determine that they do not exceed or are less than recoverable amounts, after considering investment income.

INCOME TAXES

Deferred income taxes are provided for the temporary difference between the financial reporting basis and the tax basis of the Company's assets and liabilities using enacted tax rates applicable to future years.

INVESTMENTS

The Company is required to group its investment portfolio into one of three categories: held to maturity, available for sale, and trading securities. Debt securities for which the Company has the positive intent and ability to hold to maturity are classified as held to maturity and reported at amortized cost. Debt and equity securities purchased and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses included in earnings. All other investments are classified as available for sale and are reported at fair value, with unrealized gains and losses (net of tax) reported as a separate component of stockholders' equity as accumulated other comprehensive income (loss). Realized gains and losses are determined on a specific identification method and are included in income. Other invested assets consist of residential mortgage-backed securities and are carried at fair value.

FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methodology was used by the Company in estimating the fair value disclosures for its financial instruments: fair values for fixed maturity securities (including redeemable preferred stock) and equity securities are based on quoted market prices, dealer quotes and prices obtained from independent pricing services. Short-term investments are carried at amortized cost, which approximates fair values. See note 14.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, on January 1, 2001. The statement establishes accounting and reporting standards for derivative instruments and hedging activity and requires that all derivatives be measured at fair value and *recognized as either assets or liabilities in the financial* statements. Changes in the fair value of derivative instruments are recorded each period in current earnings. This represents a change from the Company's prior accounting practices whereby these changes were recorded as a component of stockholders' equity. Transactions that the Company has entered into that are accounted for under SFAS No. 133, as amended, include convertible debt securities, credit default swaps and certain financial guaranty contracts that are considered credit default swaps. Credit default swaps and certain financial guaranty contracts that are accounted for under SFAS No. 133, are part of the Company's overall business strategy of offering financial guaranty protection to its customers. Currently, none of the Company's derivatives qualify as hedges.

Upon adoption of SFAS No. 133, the balance of the Company's convertible debt portfolio was approximately $104.6 million. SFAS No. 133 requires that the Company split its convertible debt securities into the derivative and debt host components. Over the term of the securities, changes in the fair value of the debt instrument are recorded in the Company's consolidated statement of changes in common stockholders' equity, through accumulated other comprehensive income or loss. Concurrently, a deferred tax liability or benefit is recognized as the recorded value of the debt host increases or decreases. A change in the fair value of the derivative is recorded as a gain or loss in the Company's consolidated statements of income. In connection with the adoption of SFAS No. 133, the Company reclassified $13.8 million from fixed maturities available for sale to trading securities on its consolidated balance sheet as of January 1, 2001. At December 31, 2001 the fair value of the Company's derivative instruments, classified as trading securities, was $21.7 million, as compared to an amortized value of $22.6 million, and the Company recognized $0.6 million, net of tax, of loss on changes in the fair value of derivative instruments in the consolidated statements of income for 2001. The notional value of the Company's credit default swaps and certain other financial guaranty contracts accounted for under SFAS No. 133 was $2.9 billion at December 31, 2001.

The application of SFAS 133, as amended, could result in volatility from period to period in gains and losses as reported on the Company's consolidated statements of income. The Company is unable to predict the effect this volatility may have on its financial position or results of operations.

COMPANY-OWNED LIFE INSURANCE

The Company is the beneficiary of insurance policies on the lives of certain officers and employees of the Company. The Company has recognized the amount that could be realized under the insurance policies as an asset in its consolidated balance sheet. At December 31, 2001 and 2000, the amount of Company-owned life insurance totaled $53,190,000 and $50,374,000, respectively, and is included as a component of other assets.

STOCK SPLIT

On May 1, 2001, the Company's board of directors authorized a stock split, paid June 20, 2001, in the form of a dividend of one additional share of the Company's common stock for each share owned by stockholders of record on June 14, 2001. To effect the stock split, the Company's stockholders approved an increase in the number of authorized shares of common stock, from 80 million to 200 million, on June 14, 2001. The dividend was accounted for as a two-for-one stock split and the par value of the Company's common stock remained at $.001 per share. Accordingly, all references to common shares and per share data, except where noted otherwise, have been adjusted to give effect to the stock split. In conjunction with the stock split, the Company's board of directors voted to increase the quarterly dividend from $.015 per share to $.02 per share of common stock outstanding after the split was effected.

ACCOUNTING FOR STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS 123 requires expanded disclosures of stock-based compensation arrangements with employees and encourages, but does not require, the recognition of compensation expense for the fair value of stock options and other equity instruments granted as compensation to employees. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB 25"), and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at *the date of the grant over the amount an employee must pay* to acquire the stock.

In March 2000, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44"). FIN 44 clarifies the application of APB 25 for certain issues. The Company adopted the provisions of FIN 44 in 2000. The adoption of this interpretation did not have a material effect on the Company's financial statements.

NET INCOME PER SHARE

The Company is required to disclose both "basic" net income per share and "diluted" net income per share. Basic net income per share is based on the weighted average number of common shares outstanding, while diluted net income per share is based on the weighted average number of common shares outstanding and common share equivalents that would arise from the exercise of stock options.

The calculation of the basic and diluted net income per share was as follows (in thousands, except per-share amounts):

	2001	2000	1999
Net income	**$360,419**	$248,938	$148,138
Preferred stock dividend adjustment	**(3,300)**	(3,300)	(3,300)
Net income available to common stockholders	**$357,119**	$245,638	$144,838
Average diluted stock options outstanding	**5,924.1**	3,852.6	4,176.2
Average exercise price per share	**$ 25.05**	$ 15.59	$ 13.42
Average market price per share – diluted basis	**$ 36.63**	$ 27.66	$ 23.17
Weighted average common shares outstanding	**90,474**	75,268	73,950
Increase in shares due to exercise of options – diluted basis	**1,484**	1,030	1,762
Average shares outstanding – diluted	**91,958**	76,298	75,712
Net income per share – basic	**$ 3.95**	$ 3.26	$ 1.96
Net income per share – diluted	**$ 3.88**	$ 3.22	$ 1.91

COMPREHENSIVE INCOME

The Company is required to present, as a component of comprehensive income, the amounts from transactions and other events that are currently excluded from the statements of income and are recorded directly to stockholders' equity.

SEGMENT REPORTING

The Company has three reportable segments: mortgage insurance, mortgage services, and financial guaranty. The mortgage insurance segment provides private mortgage insurance and risk management services to mortgage lending institutions located throughout the United States. Private mortgage insurance primarily protects lenders from default-related losses on residential first mortgage loans made to home buyers who make downpayments of less than 20% of the purchase price and facilitates the sale of these mortgages in the secondary market. The mortgage services segment deals primarily with credit-based servicing and securitization of assets in underserved markets, in particular, the purchase and servicing of and securitization of special assets, including sub-performing/non-performing and seller financed residential mortgages and delinquent consumer assets. In addition, mortgage services includes the results of RadianExpress, an Internet-based settlement company that provides real estate information products and services to the first and second mortgage industry. The financial guaranty segment provides credit-related insurance coverage to meet the needs of customers in a wide variety of domestic and international markets. The Company's insurance businesses within this segment include the assumption of reinsurance from the monoline financial guaranty insurers for both municipal bonds and structured finance obligations. The Company also provides direct financial guaranty insurance for municipal bonds, structured finance, trade credit reinsurance and excess-SIPC insurance. The Company's reportable segments are strategic business units, which are managed separately, as each business requires different marketing and sales expertise. Certain corporate expenses have been allocated to the segments.

In the mortgage insurance segment, the highest state concentration of risk is California. At December 31, 2001, California accounted for 16.6% of Mortgage Insurance's total direct primary insurance in force and 11.3% of Mortgage Insurance's total direct pool insurance in force. California accounted for 16.0% of Mortgage Insurance's direct primary new insurance written in 2001. The largest single customer of Mortgage Insurance (including branches and affiliates of such customer) measured by new insurance written, accounted for 12.6% of new insurance written during 2001 compared to 11.2% in 2000 and 12.2% in 1999.

In the financial guaranty segment, the Company derives a substantial portion of its premiums written from a small number of primary insurers. In 2001, 34.0% of gross written premiums were derived from two primary insurers. Four primary insurers were responsible for 42.0% of gross written premiums. This customer concentration results from the small number of primary insurance companies licensed to write financial guaranty insurance.

The Company evaluates performance based on net income. Summarized financial information concerning the Company's operating segments as of and for the year-to-date periods indicated, is presented in the following tables:

	December 31, 2001			
(in thousands)	Mortgage Insurance	Mortgage Services	Financial Guaranty	Consolidated
Net premiums written	$ 640,414		$ 143,230	$ 783,644
Net premiums earned	$ 609,425		$ 106,455	$ 715,880
Net investment income	97,110	$ 127	50,250	147,487
Equity in net income of affiliates	–	42,517	(1,208)	41,309
Other income	20,412	19,122	2,991	42,525
Total revenues	726,947	61,766	158,488	947,201
Provision for losses	179,146		28,990	208,136
Policy acquisition costs	62,439		21,823	84,262
Other operating expenses	91,967	18,942	21,607	132,516
Interest expense	10,454	1,330	6,019	17,803
Total expenses	344,006	20,272	78,439	442,717
Net gains (losses)	4,451	(1,034)	(2,370)	1,047
Pretax income	387,392	40,460	77,679	505,531
Income tax provision	107,394	16,184	21,534	145,112
Net income	$ 279,998	$ 24,276	$ 56,145	$ 360,419
Total assets	$2,783,705	$202,505	$1,452,416	$4,438,626
Deferred policy acquisition costs	76,035	–	75,002	151,037
Reserve for losses	465,444	–	123,199	588,643
Unearned premiums	106,151	–	407,781	513,932

(in thousands)	Mortgage Insurance	Mortgage Services	Financial Guaranty	Consolidated
	December 31, 2000			
Net premiums written	$ 544,272			$ 544,272
Net premiums earned	$ 520,871			$ 520,871
Net investment income	82,946			82,946
Other income	7,438			7,438
Total revenues	611,255			611,255
Provision for losses	154,326			154,326
Policy acquisition costs	51,471			51,471
Other operating expenses	57,167			57,167
Total expenses	262,964			262,964
Net gains	4,179			4,179
Pretax income	352,470			352,470
Income tax provision	103,532			103,532
Net income	$ 248,938			$ 248,938
Total assets	$2,272,811			$2,272,811
Deferred policy acquisition costs	70,049			70,049
Reserve for losses	390,021			390,021
Unearned premiums	77,241			77,241

(in thousands)	Mortgage Insurance	Mortgage Services	Financial Guaranty	Consolidated
	December 31, 1999			
Net premiums written	$ 451,817			$ 451,817
Net premiums earned	$ 472,635			$ 472,635
Net investment income	67,259			67,259
Other income	11,349			11,349
Total revenues	551,243			551,243
Provision for losses	174,143			174,143
Policy acquisition costs	58,777			58,777
Other operating expenses	62,659			62,659
Merger expenses	37,766			37,766
Total expenses	333,345			333,345
Net gains	1,568			1,568
Pretax income	219,466			219,466
Income tax provision	71,328			71,328
Net income	$ 148,138			$ 148,138
Total assets	$1,776,712			$1,776,712
Deferred policy acquisition costs	61,680			61,680
Reserve for losses	335,584			335,584
Unearned premiums	54,925			54,925

SUBSEQUENT EVENTS

In January 2002, the Company sold $220 million of Senior Convertible Debentures. Approximately $125 million of the proceeds from the offering was used to increase capital at Radian Asset Assurance. The remainder will be used for general corporate purposes. The debentures bear interest at the rate of 2.25% per year and interest is payable semi-annually on January 1 and July 1, beginning July 1, 2002. The Company will also pay contingent interest on specified semi-annual periods, if the sale price of its common stock for a specified period of time is less than 60% of the conversion price. The debentures are convertible, at the purchaser's option, into shares of common stock at prices and on dates specified in the offering. At that time, the shares become common shares for the purposes of calculating earnings per share. The Company may redeem all or some of the debentures on or after January 1, 2005.

In February 2002, the Company closed on a $50 million Senior Revolving Credit Facility. The facility is unsecured and expires in one year. The facility will be used for working capital and general corporate purposes. The facility bears interest on any amounts drawn at either the Borrower's Base rate as defined in the agreement, or at a rate above LIBOR based on certain debt to capital ratios.

In March 2002, the Company made a $20 million investment in Primus Guaranty, Ltd, a Bermuda holding company and parent company to Primus Financial Products, Inc. ("Primus"), a Triple A rated company that provides credit risk protection to derivatives dealers and credit portfolio managers on individual investment-grade entities. In connection with the capitalization and Triple A rating of Primus, Radian Re has provided Primus with an excess of loss insurance policy. The Company intends to account for the Primus investment under the equity method of accounting.

ASSIGNMENT OPERATIONS

The Company is actively-seeking to sell or otherwise dispose of the remaining assets and operations of Singer Asset Finance Company, L.L.C. ("Singer"), an entity acquired in connection with the purchase of Financial Guaranty. During this process, any net servicing expenses will be charged against an existing servicing liability and any gains or losses on assets will be charged against an existing asset reserve. If and when these reserves become depleted, future results will be charged to current operations.

Singer and another subsidiary, Enhance Consumer Services LLC ("ECS") which had been engaged in the purchase, servicing and securitization of assets including state lottery awards, structured settlement payments and viatical settlements, are currently operating on a run-off basis. Their operations consist of servicing the prior originations of non-consolidated special purpose vehicles containing approximately $600.0 million and $568.0 million of off-balance sheet assets and liabilities, respectively. The Company's investment in the non-consolidated special purpose vehicles at December 31, 2001 is $32.0 million and the results of these subsidiaries are not material to the financial results of the Company.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2001, the FASB issued two new pronouncements: SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS 141 is effective as follows: a) use of the pooling-of-interest method is prohibited for business combinations initiated after June 30, 2001; and b) the provisions of SFAS 141 also apply to all business combinations accounted for by the purchase method that are completed after June 30, 2001 (that is, the date of the acquisition is July 2001 or later). There are also transition provisions that apply to business combinations completed before July 1, 2001, that were accounted for by the purchase method. SFAS 142 is effective for fiscal years beginning after December 15, 2001, to all goodwill and other intangible assets recognized in an entity's statement of financial position at that date, regardless of when those assets were initially recognized. The Company has adopted the provisions of SFAS 141 and SFAS 142 as of January 1, 2002. The adoption of SFAS 141 and SFAS 142 did not have a material impact on the Company's financial position or results of operations.

In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" which replaces, in its entirety, SFAS No. 125. Although SFAS No. 140 has changed many of the rules regarding securitizations, it continues to require an entity to recognize the financial and servicing assets it controls and the liabilities it has incurred and derecognize financial assets when control has been surrendered in accordance with the criteria provided in the statement. The Company previously adopted the provisions of SFAS No. 140 that related to applicable disclosures of securitization transactions, and adopted the remaining provisions of the new statement in the second quarter of 2001. The adoption of SFAS No. 140 did not have a material impact on the financial position or results of operations of the Company.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for disposal of a segment of a business. This statement is effective for fiscal years beginning after December 15, 2001. The adoption of SFAS No. 144 did not have a material impact on the financial position or results of operations of the Company.

RECLASSIFICATIONS

Certain prior period amounts have been reclassified to conform with the current year's presentation.

2. INVESTMENTS

Fixed maturity and equity investments at December 31, 2001 and 2000 consisted of (in thousands):

	December 31, 2001			
	Amortized Cost	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
Fixed maturities held to maturity at amortized cost:				
Bonds and notes:				
United States government	$ 9,730	$ 9,592	$ –	$ 137
State and municipal obligations	432,468	452,370	20,415	514
	$ 442,198	$ 461,962	$20,415	$ 651
Fixed maturities available for sale:				
Bonds and notes:				
United States government	$ 102,781	$ 102,174	$ 995	$ 1,602
State and municipal obligations	1,952,650	1,956,321	25,103	21,432
Corporate	231,893	247,648	23,299	7,544
Asset-backed securities	149,670	149,700	637	607
Private placements	89,090	84,544	–	4,546
Redeemable preferred stock	25,382	25,360	1,352	1,374
Other	1,464	1,453	–	11
	$2,552,930	$2,567,200	$51,386	$37,116
Equity securities available for sale	$ 116,978	$ 120,320	$14,394	$11,052

December 31, 2000	Amortized Cost	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
Fixed maturities held to maturity at amortized cost:				
Bonds and notes:				
United States government	$ 8,765	$ 9,393	$ 628	$ –
State and municipal obligations	460,826	481,399	21,070	497
	$ 469,591	$ 490,792	$21,698	$ 497
Fixed maturities available for sale:				
Bonds and notes:				
United States government	$ 33,126	$ 33,527	$ 756	$ 355
State and municipal obligations	822,501	848,048	28,541	2,994
Corporate	152,052	157,115	8,807	3,744
Asset-backed securities	59,200	60,031	1,146	315
Redeemable preferred stock	20,312	22,119	2,437	630
	$1,087,191	$1,120,840	$41,687	$8,038
Equity securities available for sale	$ 58,877	$ 64,202	$12,684	$7,359

The contractual maturities of fixed maturity investments are as follows (in thousands):

December 31, 2001	Amortized Cost	Fair Value
Fixed maturities held to maturity:		
2002	$ 23,723	$ 23,754
2003–2006	125,760	132,106
2007–2011	186,266	196,525
2012 and thereafter	106,449	109,577
	$ 442,198	$ 461,962
Fixed maturities available for sale:		
2002	$ 19,104	$ 18,524
2003–2006	301,250	309,324
2007–2011	339,413	342,513
2012 and thereafter	1,718,111	1,721,779
Asset-backed securities	149,670	149,700
Redeemable preferred stock	25,382	25,360
	$2,552,930	$2,567,200

Net investment income consisted of (in thousands):

Year Ended December 31	**2001**	2000	1999
Investment income:			
Fixed maturities	**$139,508**	$79,891	$66,090
Equity securities	**1,772**	1,461	636
Short-term investments	**7,597**	3,941	1,789
Other	**3,749**	1,272	667
	152,626	86,565	69,182
Investment expenses	**(5,139)**	(3,619)	(1,923)
	$147,487	$82,946	$67,259

Net gain on sales of investments consisted of (in thousands):

Year Ended December 31	**2001**	2000	1999
Gains on sales and redemptions of fixed maturity investments available for sale	**$ 22,336**	$ 12,732	$ 3,213
Losses on sales and redemptions of fixed maturity investments available for sale	**(13,782)**	(9,115)	(1,752)
Gains on sales and redemptions of fixed maturity investments held to maturity	**59**	4	27
Losses on sales and redemptions of fixed maturity investments held to maturity	**(84)**	(35)	(10)
Gains on sales of equity securities available for sale	**39**	2,206	273
Losses on sales of equity securities available for sale	**(943)**	(1,767)	(183)
Losses on sales of other invested assets	**(1,058)**	–	–
Gains on sales of trading securities	**521**	–	–
Losses on sales of trading securities	**(669)**	–	–
Gains on sales of short-term investments	**5**	184	–
Losses on sales of short-term investments	**–**	(30)	–
	$ 6,824	$ 4,179	$ 1,568

For the year ended December 31, 2001, the Company did not sell any fixed maturity investments held to maturity. For the year ended December 31, 2000, the Company sold fixed maturity investments held to maturity with an amortized cost of $1,949,000 resulting in losses of $27,000, and for the year ended December 31, 1999, the Company sold a fixed maturity investment held to maturity with an amortized cost of $10,000 that resulted in no gain or loss. All investments were sold in response to a significant deterioration in the issuer's creditworthiness.

Net change in unrealized appreciation (depreciation) on investments consisted of (in thousands):

Year Ended December 31	**2001**	2000	1999
Fixed maturities held to maturity	**$ (1,437)**	$ 14,493	$(28,142)
Fixed maturities available for sale	**$(19,379)**	$ 68,718	$(59,636)
Deferred tax benefit (provision)	**6,725**	(24,051)	20,873
	$(12,654)	$ 44,667	$(38,763)
Equity securities available for sale	**$ (1,983)**	$ (5,334)	$ 8,343
Deferred tax benefit (provision)	**695**	1,867	(2,920)
	$ (1,288)	$ (3,467)	$ 5,423
Other	**$ (365)**	–	–

Securities on deposit with various state insurance commissioners amounted to $17,512,000 at December 31, 2001 and $13,086,000 at December 31, 2000. The Company also had $596,965,000 on deposit at December 31, 2001 for the benefit of reinsurers.

3. REINSURANCE

The Company utilizes reinsurance as a risk management tool, to reduce net risk in force to meet regulatory risk to capital requirements and to comply with the regulatory maximum per loan coverage percentage limitation of 25%. Although the use of reinsurance does not discharge an insurer from its primary liability to the insured, the reinsuring company assumes the related liability. Included in other assets are unearned premiums (prepaid reinsurance) of $12,182,000 and $9,415,000 at December 31, 2001 and 2000, respectively.

The effect of reinsurance on premiums written and earned is as follows:

	Year Ended December 31		
(in thousands)	**2001**	2000	1999
Premiums written:			
Direct	**$753,392**	$592,734	$496,646
Assumed	**90,917**	80	93
Ceded	**(60,665)**	(48,542)	(44,922)
Net premiums written	**$783,644**	$544,272	$451,817
Premiums earned:			
Direct	**$699,085**	$570,425	$517,364
Assumed	**77,569**	80	87
Ceded	**(60,774)**	(49,634)	(44,816)
Net premiums earned	**$715,880**	$520,871	$472,635

The 2001, 2000 and 1999 figures included $4,062,000, $9,561,000 and $14,423,000, respectively, for premiums written and $4,299,000, $9,772,000 and $14,781,000, respectively, for premiums earned, for reinsurance ceded under variable quota share treaties entered into in 1997, 1996, 1995 and 1994 covering the books of business originated by Radian Guaranty in those years.

Included in provisional losses recoverable was $47,016,000 and $43,740,000 for 2001 and 2000, respectively, which represented amounts due under variable quota share treaties entered into in 1997, 1996, 1995 and 1994, covering the books of business originated by Radian Guaranty in those years. The term of each treaty is ten years and is non-cancelable by either party except under certain conditions. The treaties also include underwriting year excess coverage in years four, seven, and ten of the treaty.

Under the terms of these treaties, Radian Guaranty cedes premium to the reinsurer based on 15% of the premiums received by Radian Guaranty on the covered business. Radian Guaranty is entitled to receive a ceding commission ranging from 30% to 32% of the premium paid under the treaty provided that certain loss ratios are not exceeded. In return for the payment of premium, Radian Guaranty receives variable quota share loss relief at levels ranging from 7.5% to 15.0% based upon the loss ratio on the covered business.

In addition, Radian Guaranty is entitled to receive, under the underwriting year excess coverage, 8% of the ceded premium written under each treaty to the extent that this amount is greater than the total amount received under the variable quota share coverage business.

Premiums are payable to the reinsurer on a quarterly basis net of ceding commissions due and any losses calculated under the variable quota share coverage. At the end of the fourth, seventh, and tenth years of each treaty, depending on the extent of losses recovered to date under the variable quota share provisions of the treaty, Radian Guaranty may recover amounts due under the underwriting year excess coverage provisions of the treaty.

The Company accounts for this reinsurance coverage under guidance provided in EITF 93-6, "Accounting for Multiple-Year Retrospectively Rated Contracts by Ceding and Assuming Enterprises." Under EITF 93-6, the Company recognizes an asset for amounts due from the reinsurer based on experience to date under the contract.

For the years ended December 31, 2001, 2000, and 1999, Radian Guaranty paid $4,062,000, $9,561,000 and $14,423,000 respectively, less ceding commissions of $2,216,000, $4,833,000 and $6,098,000 and recovered variable quota share losses under the treaties of $611,000, $2,262,000 and $6,066,000, respectively.

Radian Guaranty has also entered into captive reinsurance arrangements with certain customers. The arrangements are typically structured on an excess layer basis with insured loans grouped by loan origination year. Radian Guaranty retains the first layer of risk on a particular book of business, the captive reinsurer assumes the next layer, and Radian Guaranty assumes all losses above that point. The captive reinsurers are required to maintain minimum capitalization equal to 10% of the risk assumed. At December 31, 2001, approximately $681,595,000 of risk was ceded under captive reinsurance arrangements. For the years ended December 31, 2001, 2000, and 1999, Radian Guaranty had ceded premiums written of $55,653,000, $39,686,000, and $26,931,000, respectively and ceded premiums earned of $52,472,000, $39,501,000, and $27,502,000, respectively, under these various captive reinsurance arrangements.

In addition, Radian Guaranty reinsures all of its direct insurance in force under an excess of loss reinsurance program. Under this program, the reinsurer is responsible for 100% of Radian Guaranty's covered losses (subject to an annual and aggregate limit) in excess of an annual retention limit. Premiums are paid to the reinsurer on a quarterly basis, net of any losses due to Radian Guaranty. For the year ended December 31, 1999, Radian Guaranty had ceded premiums written of $3,183,000 and ceded premiums earned of $1,992,000, under this excess of loss reinsurance program. Beginning in 2000, this treaty was accounted for under Statements of Position 98-7, "Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk" ("SOP 98-7") and therefore, $5,269,000 and $5,370,000 were included in incurred losses during 2001 and 2000, respectively, relating to the excess of loss reinsurance program.

Amerin Guaranty also reinsured all of its direct insurance in force under a $100 million excess loss protection treaty that covered Amerin Guaranty in the event the combined ratio exceeded 100% and the risk to capital ratio exceeded 24.9 to 1. This excess loss protection program was cancelled

as of December 31, 2000. The amount ceded under the treaty was based on the calculated leverage ratio at the end of each calendar quarter. The total expense recognized under the treaty included in other operating expenses was $2,650,000 in 1999. Beginning in 2000, this treaty was accounted for under SOP 98-7 and therefore, $1,600,000 was included in incurred losses during 2000, relating to the excess loss protection treaty.

4. LOSSES AND LOSS ADJUSTMENT EXPENSES

As described in note 1, the Company establishes reserves to provide for the estimated costs of settling claims in respect of loans reported to be in default and loans that are in default that have not yet been reported to the Company.

The default and claim cycle on mortgage loans that the Company covers begins with a receipt from the lender of notification of a default on an insured loan. The master policy with each lender requires the lender to inform the Company of an uncured default on a mortgage loan within 75 days of the default. The incidence of default is influenced by a number of factors, including change in borrower income, unemployment, divorce and illness, the level of interest rates, and general borrower creditworthiness. Defaults that are not cured result in claims to the Company. Borrowers may cure defaults by making all delinquent loan payments or by selling the property and satisfying all amounts due under the mortgage.

Different regions of the country experience different default rates due to varying economic conditions and each state has different rules regarding the foreclosure process. These rules can impact the amount of time it takes for a default to reach foreclosure, so the Company has developed a reserving methodology that takes these different time periods into account in calculating the reserve.

When a specific loan initially defaults, it is uncertain the default will result in a claim. It is the Company's experience that a significant percentage of mortgage loans in default end up being cured. Increasing the reserve in stages as the foreclosure progresses approximates the estimated total loss for that particular claim. At any time during the foreclosure process, until the lender takes title to the property, the borrower may cure the default. Therefore, it is appropriate to increase the reserve in stages as new insight and information is obtained. At the time of title transfer, the Company has approximately 100% of the estimated total loss reserved.

In the financial guaranty business, policies are monitored by the Company or the primary insurers over the life of the policy. When the policy's performance deteriorates below underwriting expectations, it is placed on the Watch List. Once a transaction is placed on the Watch List, the surveillance of the transaction is actively monitored, which may include communication with the borrower, site inspection or the engagement of a third party consultant. If the transaction continues to deteriorate until a default is probable, the Company will establish a loss reserve. Specific loss and loss expense reserves are recommended by the risk management function to a committee for approval.

The following tables present information relating to the liability for unpaid claims and related expenses (in thousands):

Mortgage Insurance	**2001**	2000	1999
Balance at January 1	**$ 390,021**	$335,584	$245,125
Add losses and LAE incurred in respect of default notices received in:			
Current year	**320,159**	247,759	218,139
Prior years	**(141,013)**	(93,433)	(43,996)
Total incurred	**179,146**	154,326	174,143
Deduct losses and LAE paid in respect of default notices received in:			
Current year	**21,237**	8,891	7,353
Prior years	**82,486**	90,998	76,331
Total paid	**103,723**	99,889	83,684
Balance at December 31	**$ 465,444**	$390,021	$335,584

Financial Guaranty	**2001**
Balance at February 28 (date of acquisition)	**$110,433**
Less Reinsurance recoverables	**185**
Balance at February 28, net	**110,248**
Add losses and LAE incurred related to:	
Current year	**17,560**
Prior years	**11,430**
Total incurred	**28,990**
Deduct losses and LAE paid related to:	
Current year	**3,815**
Prior years	**12,437**
Total paid	**16,252**
Balance at December 31, net	**122,986**
Add Reinsurance recoverables	**213**
Balance at December 31	**$123,199**

As a result of changes in estimates of insured events in prior years, the provision for losses and loss adjustment expenses (net of reinsurance losses of $1,577,000 in 2001 and recoveries of $1,042,000, and $28,231,000 in 2000 and 1999, respectively) in the mortgage insurance business decreased by $141,013,000, $93,433,000 and $43,996,000 in 2001, 2000 and 1999, respectively, due primarily to lower than anticipated claim payments as compared to the amounts reserved as a result of strong housing prices.

During 2001, the Company incurred losses and LAE of $11,430,000 in the financial guaranty insurance business related to prior years. This adverse development is primarily related to trade credit business and is the result of obtaining additional information on the assumed reinsurance as well as higher than expected development on specific claims.

5. LONG-TERM DEBT

In May 2001, the Company issued, in a private placement, $250 million of 7.75% debentures due June 1, 2011. Interest on the debentures is payable semi-annually on June 1 and December 1. The Company has the option to redeem some or all of the debentures any time with not less than 30 days notice. In November 2001, the Company offered to exchange all of the old debentures for new debentures with terms of the new debentures substantially identical to the terms of the old debentures, except that the new debentures are registered and have no transfer restrictions, rights to additional interest or registration rights, except in limited circumstances. Substantially all of the initial debt converted to new public debt.

The Company also has outstanding $75 million of 6.75% debentures, due 2003. Interest on the debentures is payable semi-annually in March and September.

The composition of long-term debt at December 31, 2001 was as follows:

7.75% debentures due 2011	$249,076
6.75% debentures due 2003	75,000
	$324,076

6. REDEEMABLE PREFERRED STOCK

The Company's preferred stock is entitled to cumulative annual dividends of $4.125 per share, payable quarterly in arrears. The preferred stock is redeemable at the option of the Company at $54.125 per share on or after August 15, 2002, and declining to $50.00 per share on or after August 15, 2005 (plus, in each case, accumulated and unpaid dividends), or is subject to mandatory redemption at a redemption price of $50.00 per share plus accumulated and unpaid dividends based upon specified annual sinking fund requirements from 2002 to 2011.

7. INCOME TAXES

Deferred income taxes at the end of each period are determined by applying enacted statutory tax rates applicable to the years in which the taxes are expected to be paid or recovered. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. The effect on deferred taxes of a change in the tax rate is recognized in earnings in the period that includes the enactment date.

The components of the Company's consolidated provision for income taxes are as follows (in thousands):

	Year Ended December 31		
	2001	2000	1999
Current income taxes	**$ 22,992**	$ 40,594	$13,245
Deferred income taxes	**122,120**	62,938	58,083
	$145,112	$103,532	$71,328

The reconciliation of taxes computed at the statutory tax rate of 35% for 2001, 2000 and 1999 to the provision for income taxes is as follows (in thousands):

	2001	2000	1999
Provision for income taxes computed at the statutory tax rate	**$176,936**	$123,365	$76,813
Change in tax provision resulting from:			
Tax-exempt municipal bond interest and dividends received deduction (net of proration)	**(32,315)**	(20,482)	(15,535)
Capitalized merger costs	**—**	123	8,124
Other, net	**491**	526	1,926
Provision for income taxes	**$145,112**	$103,532	$71,328

The significant components of the Company's net deferred tax assets and liabilities are summarized as follows (in thousands):

	December 31	
	2001	2000
Deferred tax assets:		
AMT credit carryforward	**$ 35,118**	$ 21,227
Loss reserves	**30,643**	8,896
Accrued expenses	**12,076**	1,225
Unearned premiums	**—**	4,746
Other	**19,444**	1,538
	97,281	37,632
Deferred tax liabilities:		
Deduction related to purchase of tax and loss bonds	**(390,315)**	(289,511)
Deferred policy acquisition costs	**(52,866)**	(24,520)
Partnership investments	**(35,001)**	—
Assignment sale income	**(9,795)**	—
Unearned premiums	**(8,148)**	—
Net unrealized gain on investments (FAS 115)	**(5,937)**	(13,641)
Depreciation	**(1,842)**	(1,254)
Other	**(25,475)**	—
	(529,379)	(328,926)
Net deferred tax liability	**$(432,098)**	$(291,294)

Prepaid federal income taxes includes Tax and Loss Bonds of $326.5 million and $270.3 million as of December 31, 2001 and 2000, respectively.

In connection with the Financial Guaranty acquisition, the Company acquired net operating loss carryforwards of $12.0 million. At December 31, 2001, the net operating loss carryforward of $12.0 million remains unused, and will expire in the year 2019.

8. STOCKHOLDERS' EQUITY AND DIVIDEND RESTRICTIONS

The Company is a holding company whose principal source of income is dividends from its subsidiaries. The ability of Radian Guaranty to pay dividends on its common stock is restricted by certain provisions of the insurance laws of the Commonwealth

of Pennsylvania, its state of domicile. The insurance laws of Pennsylvania establish a test limiting the maximum amount of dividends that may be paid by an insurer without prior approval by the Pennsylvania Insurance Commissioner. Under such test, Radian Guaranty may pay dividends during any 12-month period in an amount equal to the greater of (i) 10% of the preceding year-end statutory policyholders' surplus or (ii) the preceding year's statutory net income. In accordance with such restrictions, $252,843,000 would be available for dividends in 2002. However, an amendment to the Pennsylvania statute requires that dividends and other distributions be paid out of an insurer's unassigned surplus. Because of the unique nature of the method of accounting for contingency reserves, Radian Guaranty has negative unassigned surplus. Thus, prior approval by the Pennsylvania Insurance Commissioner is required for Radian Guaranty to pay dividends or make other distributions so long as Radian Guaranty has negative unassigned surplus. The Pennsylvania Insurance Commissioner has approved all distributions by Radian Guaranty since the passage of this amendment, and management has an expectation that the Commissioner of Insurance will continue to approve such distributions in the future, provided that the financial condition of Radian Guaranty does not materially decline.

The ability of Amerin Guaranty to pay dividends on its common stock is restricted by certain provisions of the insurance laws of the State of Illinois, its state of domicile. The insurance laws of Illinois establish a test limiting the maximum amount of dividends that may be paid from positive unassigned surplus by an insurer without prior approval by the Illinois Insurance Commissioner. Under such test, Amerin Guaranty may pay dividends during any 12-month period in an amount equal to the greater of (i) 10% of the preceding year-end statutory policyholders' surplus or (ii) the preceding year's statutory net income. In accordance with such restrictions, $53,215,000 is available for dividends in 2002 without prior regulatory approval, which represents the positive unassigned surplus of Amerin Guaranty at December 31, 2001.

Under the New York Insurance Law, the Financial Guaranty insurance subsidiaries may declare or distribute dividends only out of earned surplus. The maximum amount of dividends, which may be paid by the insurance subsidiaries without prior approval of the New York Superintendent of Insurance, is subject to restrictions relating to statutory surplus and net investment income as defined by statute. Under such requirements, Radian Re would not be able to pay any dividends in 2002 and Radian Asset Assurance had $13,300,000 available for dividends in 2002, without prior approval.

In connection with the approval of the acquisition of Financial Guaranty, the Company, Radian Re and Radian Asset Assurance agreed that Radian Re and Radian Asset Assurance will refrain from paying any dividends to the Company for a period of two years from the date of acquisition of control without the prior written consent of the New York Insurance Department.

The Company and Radian Guaranty have entered into an agreement, pursuant to which the Company has agreed to establish and, for as long as any shares of $4.125 Preferred Stock remain outstanding, maintain a reserve account in an amount equal to three years of dividend payments on the outstanding shares of $4.125 Preferred Stock (currently $9,900,000), and not to pay dividends on the common stock at any time when the amount in the reserve account is less than three years of dividend payments on the shares of $4.125 Preferred Stock then outstanding. This agreement between the Company and Radian Guaranty provides that the holder of the $4.125 Preferred Stock is entitled to enforce the agreement's provisions as if such holder was signatory to the agreement.

The Company may not pay any dividends on its shares of common stock unless the Company has paid all accrued dividends on, and has complied with all sinking fund and redemption obligations relating to, its outstanding shares of $4.125 Preferred Stock.

Radian Guaranty's current excess of loss reinsurance arrangement prohibits the payment of any dividend that would have the effect of reducing the total of its statutory policyholders' surplus plus its contingency reserve below $85,000,000. As of December 31, 2001, Radian Guaranty had statutory policyholders' surplus of $185,268,000 and a contingency reserve of $1,348,541,000, for a total of $1,533,809,000. During 2001, Radian Guaranty and Amerin Guaranty entered into an assumption agreement whereby Radian Guaranty assumed 100% of the rights, duties and obligations related to first lien mortgage guaranty insurance written by Amerin Guaranty. Amerin Guaranty's contingency reserve of $310,873,000 was transferred to Radian Guaranty in accordance with the terms of the assumption agreement.

The Company prepares its statutory financial statements in accordance with the accounting practices prescribed or permitted by the Insurance Department of the respective state of domicile. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners ("NAIC") as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed.

Radian Guaranty's statutory policyholders' surplus at December 31, 2001 and 2000 was $185,268,000 and $171,644,000, respectively. Radian Guaranty's statutory net income for 2001, 2000 and 1999 was $252,843,000, $197,979,000, and $137,094,000, respectively.

Under Illinois insurance regulations, Amerin Guaranty is required to maintain statutory basis capital and surplus of $1,500,000. The statutory policyholders' surplus at December 31, 2001 and 2000 was $298,802,000 and $284,813,000, respectively. Amerin Guaranty's statutory net income for 2001, 2000 and 1999 was $53,215,000, $101,448,000, and $70,901,000, respectively.

The New York Insurance Law requires financial guaranty insurers to maintain minimum policyholders' surplus of $65,000,000. When added to the minimum policyholders' surplus of $3,400,000 separately required for the other lines of insurance which it is licensed to write, each of the insurance subsidiaries is required to have an aggregate minimum policyholders' surplus of $68,400,000. Radian Re had statutory policyholders' surplus of $188,635,000 and a contingency reserve of $308,865,000 at December 31, 2001 and statutory net income for 2001 of $39,970,000. Radian Asset Assurance had statutory policyholders' surplus of $133,131,000 and a contingency reserve of $36,665,000 at December 31, 2001 and statutory net income of $10,603,000 for 2001.

The differences between the statutory net income and surplus and the consolidated net income and equity presented on a GAAP basis represent differences between GAAP and statutory accounting practices for the following reasons:

Under statutory accounting practices, mortgage guaranty insurance companies are required to establish each year a contingency reserve equal to 50% of premiums earned in such year. Such amount must be maintained in the contingency reserve for 10 years after which time it is released to unassigned surplus. Prior to 10 years, the contingency reserve may be reduced with regulatory approval to the extent that losses in any calendar year exceed 35% of earned premiums for such year. Financial guaranty insurance companies are also required to establish contingency reserves under statutory accounting practices. Under GAAP, the contingency reserve is not required.

In accordance with New York Insurance Law, financial guaranty insurance companies are required to establish a contingency reserve in the amount prescribed by legislation. Such legislation requires that for financial guaranty policies written after June 30, 1989, each primary insurer must establish a contingency reserve, equal to the greater of 50% of premiums written or a stated percentage of the principal guaranteed, ratably over 15-20 years dependent upon the category of obligation insured. Reinsurers are required to establish a contingency reserve equal to their proportionate share of the reserve established by the primary insurer.

Under statutory accounting practices, insurance policy acquisition costs are charged against operations in the year incurred. Under GAAP, these costs are deferred and amortized.

Statutory financial statements only include a provision for current income taxes due and limitations on deferred tax provisions, as revised effective January 1, 2001, and purchases of tax and loss bonds are accounted for as investments. GAAP financial statements provide for deferred income taxes, and purchases of tax and loss bonds are recorded as prepayments of income taxes.

Under statutory accounting practices, fixed maturity investments are valued at amortized cost. Under GAAP, those investments that the statutory insurance entities do not have the ability or intent to hold to maturity are considered to be either available for sale or trading securities, and are recorded at fair value, with the unrealized gain or loss recognized, net of tax, as an increase or decrease to stockholders' equity or current operations, as applicable.

Under statutory accounting practices, certain assets, designated as non-admitted assets, are charged directly against statutory surplus. Such assets are reflected on the GAAP financial statements.

The New York Insurance Law establishes single-risk limits applicable to all obligations issued by a single entity and backed by a single revenue source. Under the limit applicable to municipal bonds, the insured average annual debt service for a single risk, net of reinsurance and collateral, may not exceed 10% of the sum of the insurer's policyholders' surplus and contingency reserves. In addition, insured principal of municipal bonds attributable to any single risk, net of reinsurance and collateral, is limited to 75% of the insurer's policyholders' surplus and contingency reserves. Additional single risk limits, which generally are more restrictive than the municipal bond single risk limit, are also specified for several other categories of insured obligations.

In March 1998, the NAIC adopted the Codification of Statutory Accounting Principles ("Codification"). The Codification, which is intended to standardize regulatory accounting and reporting for the insurance industry, was effective January 1, 2001. However, statutory accounting principles will continue to be established by individual state laws and permitted practices. The Commonwealth of Pennsylvania required adoption of the Codification for the preparation of statutory financial statements effective January 1, 2001. The Company's adoption of the Codification by Pennsylvania increased statutory capital and surplus as of January 1, 2001 by $4,562,000 in Radian Guaranty. The State of Illinois required adoption of the Codification for the preparation of statutory financial statements effective January 1, 2001. The Company's adoption of the Codification by Illinois increased statutory capital and surplus as of January 1, 2001 by $767,000 in Amerin Guaranty. The State of New York required adoption of the Codification for the preparation of statutory financial statements effective January 1, 2001. The Company's adoption of the Codification by New York decreased statutory capital and surplus as of January 1, 2001 by $265,000 in Radian Re. There was no impact upon adoption for Radian Asset Assurance.

9. STOCK-BASED COMPENSATION

The Company has two stock option plans, the Radian Group Inc. 1992 Stock Option Plan and the Radian Group Inc. 1995 Equity Compensation Plan, which together provide for the granting of non-qualified stock options, either alone or together with stock appreciation rights, as well as other forms of equity-based compensation. These options may be granted to directors, officers, and key employees of the Company at prices that are not less than 90% of the fair market value of the Company's stock at the date of grant. Each stock option is exercisable for a period of 10 years from the date of grant and is subject to a vesting schedule as approved by the Company's Stock Option and Compensation

Committee. At the time of the Amerin merger in 1999, the number as approved by the Company's Stock Option and Compensation of options outstanding from the prior Amerin plan was added to the total number of shares subject to stock options and other forms of equity compensation.

In February 2001, as a result of the Financial Guaranty acquisition, 1,320,079 options (pre-split) to purchase shares of the Company's common stock were issued to holders of options to purchase shares of Financial Guaranty common stock.

The Company intends to issue any additional options to purchase shares of the Company's common stock only from under the Radian Group Inc. 1995 Equity Compensation Plan.

Effective with the stock split in June 2001, all share totals within the plans were doubled.

Information with regard to the Company's stock option plans is as follows:

	Number of Shares	Weighted Average Exercise Price Per Share
Outstanding, January 1, 1999	4,613,720	$13.33
Granted	459,842	20.32
Exercised	(891,116)	13.20
Cancelled	(269,558)	19.26
Outstanding, December 31, 1999	3,912,888	13.77
Granted	920,214	22.67
Exercised	(1,177,356)	12.43
Cancelled	(143,980)	22.00
Outstanding, December 31, 2000	3,511,766	16.22
Granted	1,822,006	31.91
Options granted re:		
Financial Guaranty acquisition	2,640,158	38.61
Exercised	(1,351,468)	19.23
Cancelled	(754,871)	49.88
Outstanding, December 31, 2001	5,867,591	26.19
Exercisable, December 31, 1999	2,782,292	11.09
Exercisable, December 31, 2000	1,974,334	11.98
Exercisable, December 31, 2001	3,175,377	25.06
Available for grant, December 31, 2001	2,587,674	

The Company applies APB 25 in accounting for its stock-based compensation plans. Had compensation cost for the Company's stock option plans been determined based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS 123, the Company's net income and earnings per share would have been reduced by approximately $6,783,000 ($.07 per share), $4,189,000 ($.05 per share), and $2,932,000 ($.04 per share) in 2001, 2000, and 1999, respectively. The pro forma effect on net income for 2001, 2000 and 1999 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.

The weighted average fair values of the stock options granted during 2001, 2000 and 1999 were $15.74, $11.98, and $10.32, respectively. The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants:

	2001	2000	1999
Expected life (years)	**7.53**	7.07	7.89
Risk-free interest rate	**4.40%**	6.69%	4.91%
Volatility	**39.09%**	39.29%	38.73%
Dividend yield	**0.22%**	0.16%	0.30%

The following table summarizes information concerning currently outstanding and exercisable options at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 4.50–$ 4.97	175,588	.89	$ 4.50	175,588	$ 4.50
$ 6.28–$ 7.34	413,300	2.36	7.26	413,300	7.26
$11.06–$16.25	396,406	4.39	13.39	345,531	12.97
$16.64–$24.00	1,747,592	5.69	20.81	846,359	20.76
$26.47–$37.36	2,516,666	8.28	30.85	807,560	30.19
$38.00–$56.68	482,127	7.55	44.82	451,127	45.21
$64.77–$68.18	135,912	6.08	65.80	135,912	65.80
	5,867,591			3,175,377	

The Company's option plans include a "reload" feature. The award of a "reload" option allows the optionee to receive the grant of an additional stock option, at the then current market price, in the event that such optionee exercises all or part of an option (an "original option") by surrendering already owned shares of common stock in full or partial payment of the option price under such original option. The exercise of an additional option issued in accordance with the "reload" feature will reduce the total number of shares eligible for award under the stock option plan.

The Company has an Employee Stock Purchase Plan (the "ESPP"). A total of 200,000 shares of the Company's authorized but unissued common stock has been made available under the ESPP. The ESPP allows eligible employees to purchase shares of the Company's stock at a discount of 15% of the beginning-of-period or end-of-period (each period being the first and second six calendar months) fair market value of the stock, whichever is lower. Eligibility under the ESPP is determined based on standard weekly work hours and tenure with the Company, and eligible employees are limited to a maximum contribution of $400 per payroll period toward the purchase of the Company's stock. Under the ESPP, the Company sold 7,528, 5,200 and 5,800 shares to employees in 2001, 2000 and 1999, respectively. The Company applies APB 25 in accounting for the ESPP. The pro forma effect on the Company's net income and earnings per share had compensation cost been determined under SFAS 123 was deemed immaterial in 2001, 2000 and 1999.

10. BENEFIT PLANS

The Company currently maintains a noncontributory defined benefit pension plan covering substantially all full-time employees of Radian Group, Radian Guaranty and RadianExpress. Retirement benefits are a function of the years of service and the level of compensation. Assets of the plan are allocated in a balanced fashion with approximately 40% in fixed income securities and 60% in equity securities.

The Company also provides a nonqualified executive retirement plan covering certain key executives designated by the board of directors. Under this plan, participants are eligible to receive benefits in addition to those paid under the defined benefit pension plan if their base compensation is in excess of the current IRS compensation limitation for the defined benefit pension plan. Retirement benefits under the nonqualified plan are a function of the years of service and the level of compensation and are reduced by any benefits paid under the defined benefit plan.

In addition to providing pension benefits, the Company provides certain health care and life insurance benefits to retired employees of Radian Guaranty. The Company accrues the estimated cost of retiree medical and life benefits over the period during which employees render the service that qualifies them for benefits. All of these plans together are referred to in the tables below as the "Radian Plans."

Financial Guaranty maintains a noncontributory defined benefit pension plan including a non-qualified restoration pension plan, for the benefit of all eligible employees. Employers' contributions are based upon a fixed percentage of employee salaries at the discretion of Financial Guaranty. Currently this is a separate plan, although it is expected that in the near future, the plans will be merged.

The funded status of the defined benefit plans and the postretirement benefit plan were as follows (in thousands):

Radian Plans

	Defined Benefit Plan		Postretirement Benefit Plan	
	2001	2000	**2001**	2000
Change in Benefit Obligation				
Benefit obligation at beginning of year	**$ 9,302**	$ 5,844	**$ 363**	$ 314
Service cost	**1,376**	1,014	**14**	16
Interest cost	**744**	548	**28**	24
Increase due to Plan amendments	**564**	406	**41**	—
Plan participants' contributions	**—**	—	**10**	6
Actuarial loss	**953**	1,530	**7**	16
Benefits paid	**(159)**	(40)	**(19)**	(13)
Benefit obligation at end of year	**$12,780**	$ 9,302	**$ 444**	$ 363
Change in Plan Assets				
Fair value of plan assets at beginning of year	**$ 5,103**	$ 4,757	**$ —**	$ —
Actual return on plan assets	**(437)**	(69)	**—**	—
Employer contributions	**1,526**	455	**9**	7
Plan participants' contributions	**—**	—	**10**	6
Benefits paid	**(159)**	(40)	**(19)**	(13)
Fair value of plan assets at end of year	**$ 6,033**	$ 5,103	**$ —**	$ —
Underfunded status of the plan	**$ (6,747)**	$(4,199)	**$(444)**	$(363)
Unrecognized prior service cost	**1,197**	764	**(153)**	(168)
Unrecognized net actuarial loss (gain)	**2,609**	755	**(81)**	(128)
Accrued benefit cost	**$ (2,941)**	$(2,680)	**$(678)**	$(659)

Financial Guaranty Plan

	Defined Benefit Plan 2001
Change in Benefit Obligation	
Benefit obligation at beginning of period	**$ 14,431**
Service cost	**2,531**
Interest cost	**1,060**
Curtailments/settlements	**(771)**
Actuarial gain	**1,563**
Benefits paid	**(1,052)**
Benefit obligation at end of year	**$ 17,762**
Change in Plan Assets	
Fair value of plan assets at beginning of period	**$ 3,551**
Actual return on plan assets	**(1,250)**
Employer contributions	**1,311**
Plan participants' contributions	**—**
Benefits paid	**(392)**
Fair value of plan assets at end of year	**$ 3,220**
Underfunded status of the plan	**$(14,542)**
Unrecognized transition obligation	**8**
Unrecognized prior service cost	**2,218**
Unrecognized net actuarial loss (gain)	**386**
Accrued benefit cost	**$(11,930)**

The components of net defined benefit and net periodic postretirement benefit costs are as follows (in thousands):

Radian Plans

	Defined Benefit Plan			Postretirement Benefit Plan		
	2001	2000	1999	**2001**	2000	1999
Service cost	**$1,376**	$1,014	$ 797	**$14**	$ 16	$ 19
Interest cost	**744**	548	383	**28**	24	21
Expected return on plan assets	**(461)**	(422)	(320)	**—**	—	—
Amortization of prior service cost	**132**	98	69	**(6)**	(11)	(11)
Recognized net actuarial loss (gain)	**34**	17	10	**(8)**	(10)	(8)
Net periodic benefit cost	**$1,825**	$1,255	$ 939	**$28**	$ 19	$ 21

Financial Guaranty Plan	Defined Benefit Plan **2001**
Service cost	**$2,531**
Interest cost	**1,060**
Expected return on plan assets	**(355)**
Amortization of prior service cost	**438**
Amortization of transition obligation	**2**
Recognized net actuarial (gain) loss	**(119)**
Net periodic benefit cost	**$3,557**
Curtailment/settlement charge	**2,954**
Total financial statement impact	**$6,511**

Assumptions used to determine net pension and net periodic postretirement benefit costs are as follows:

Radian Plans	Defined Benefit Plan			Postretirement Benefit Plan		
	2001	2000	1999	**2001**	2000	1999
Weighted average assumptions as of December 31:						
Discount rate	**7.00%**	7.50%	7.50%	**7.00%**	7.25%	7.50%
Expected return on plan assets	**8.50%**	8.50%	8.50%	—	—	—
Rate of compensation increase	**6.00%**	6.00%	4.00%	—	—	—

Financial Guaranty Plan	Defined Benefit Plan **2001**
Weighted average assumptions as of December 31:	
Discount rate	**7.00%**
Expected return on plan assets	**8.50%**
Rate of compensation increase	**6.00%**

Due to the nature of the postretirement benefit plan, no increase is assumed in the Company's obligation due to any increases in the per capita cost of covered health care benefits.

In addition to pension benefits, Financial Guaranty provides certain healthcare benefits for retired employees. Certain employees may be eligible for these benefits if they reach retirement age while working for Financial Guaranty. The postretirement benefit cost for 2001, was $287,000 and includes service cost, interest cost and amortization of the transition obligation and prior service cost.

At December 31, 2001, the accumulated postretirement benefit obligation under the Financial Guaranty Plan was $1,296,000 and was not funded. At December 31, 2001, the discount rate used in determining the accumulated postretirement benefit obligation was 7.0% and the health care trend was 9.5%, graded to 5.5% after 8 years.

The one-percentage point change in assumed healthcare cost trend rates would have the following effects on the Financial Guaranty postretirement plan:

(in thousands)	1-Percentage Point Increase	1-Percentage Point Decrease
Effect on total of service and interest components	$ 52	$ (41)
Effect on postretirement benefit costs	230	(184)

In addition to the defined benefit plan, the nonqualified executive retirement plan, and the postretirement benefit plan, the Company also maintains a Savings Incentive Plan, which covers substantially all full-time and all part-time employees of Radian Group, Radian Guaranty and RadianExpress employed for a minimum of 90 consecutive days. Participants can contribute up to 15% of their base earnings as pretax contributions. The Company will match at least 25% of the first 5% of base earnings contributed in any given year. These matching funds are subject to certain vesting requirements. The expense to the Company for matching funds for the years ended December 31, 2001, 2000 and 1999 was $1,511,000, $1,094,000 and 1,220,000, respectively.

Financial Guaranty also has a Savings Incentive Plan. Under the Plan, employees of Financial Guaranty can contribute up to 15% of their base earnings as pretax contributions. Financial Guaranty will match 50% of the first 6% of base salary made to the plan by eligible employees. The expense to Financial Guaranty in 2001, since acquisition, was $219,000.

11. COMMITMENTS AND CONTINGENCIES

In December 2000, a complaint seeking class action status on behalf of a nationwide class of home mortgage borrowers was filed against the Company in the United States District Court for the Middle District of North Carolina (Greensboro Division). The complaint alleges that the Company violated Section 8 of the Real Estate Settlement Procedures Act ("RESPA") which generally prohibits the giving of any fee, kickback or thing of value pursuant to any agreement or understanding that real estate settlement services will be referred. The complaint asserts that the pricing of pool insurance, captive reinsurance, contract underwriting, performance notes and other, unidentified "structured transactions," should be interpreted as imputed kickbacks made in exchange for the referral of primary mortgage insurance business, which, according to the complaint, is a settlement service under RESPA. The complaint seeks injunctive relief and damages of three times the amount of any mortgage insurance premiums paid by persons who were referred to the Company pursuant to the alleged agreement or understanding. The plaintiffs in the lawsuit are represented by the same group of plaintiffs' lawyers who last year filed similar lawsuits against other providers of primary mortgage insurance in federal court in Georgia. The Georgia court dismissed those lawsuits for failure to state a claim. Three of those lawsuits were settled prior to appeal; two are currently on appeal. The Company has

responded to the complaint by filing a motion to dismiss. Because this case is at a very early stage, it is not possible to evaluate the likelihood of an unfavorable outcome or to estimate the amount or range of potential loss. A similar action focusing on pool insurance was filed in February 2001 in the United States District Court for the Eastern District of Texas.

In addition to the above, the Company is involved in certain litigation arising in the normal course of its business. The Company is contesting the allegations in each such other action and believes, based on current knowledge and consultation with counsel, that the outcome of such litigation will not have a material adverse effect on the Company's consolidated financial position or results of operations.

In conjunction with the acquisition of Financial Guaranty, the Company has guaranteed payments of up to $25.0 million of a revolving credit facility issued to Sherman Financial Group LLC ("Sherman"), a 45.5%-owned affiliate of Financial Guaranty. As of December 31, 2001, there were no outstanding amounts under this facility.

Mortgage Insurance utilizes its underwriting skills to provide an outsource contract underwriting service to its customers. Mortgage Insurance often gives recourse to its customers on loans it underwrites for compliance. If the loan does not meet agreed-upon guidelines and is not salable in the secondary market for that reason, Mortgage Insurance agrees to remedy the situation either by placing mortgage insurance coverage on the loan, by purchasing the loan, or indemnifying the loan against future loss. Purchasing the loan would subject the Company to interest rate risk. During 2001, less than 1% of all loans were subject to these remedies and the costs associated with these remedies were immaterial.

The Company is a party to reinsurance agreements with all the four largest primary financial guaranty insurance companies. The Company's facultative and treaty agreements are generally subject to termination (i) upon written notice (ranging from 90 to 120 days) prior to the specified deadline for renewal, (ii) at the option of the primary insurer if the Company fails to maintain certain financial, regulatory and rating agency criteria which are equivalent to or more stringent than those the Company is otherwise required to maintain for its own compliance with the New York Insurance Law and to maintain a specified claims-paying ability or financial strength rating for the particular insurance subsidiary or (iii) upon certain changes of control of the Company. Upon termination under the conditions set forth in (ii) and (iii) above, the Company may be required (under some of its reinsurance agreements) to return to the primary insurer all unearned premiums, less ceding commissions, attributable to reinsurance ceded pursuant to such agreements. Upon the occurrence of the conditions set forth in (ii) above, whether or not an agreement is terminated, the Company may be required to obtain a letter of credit or alternative form of security to collateralize its obligation to perform under such agreement.

The Company leases office space for use in its operations. Net rental expense in connection with these leases total $6,155,000, $2,970,000 and $3,145,000 in 2001, 2000 and 1999, respectively. The commitment for noncancelable operating leases in future years is as follows (in thousands):

2002	$10,092
2003	8,993
2004	7,669
2005	7,157
2006	6,198
Thereafter	55,622
	$95,732

The commitment for noncancelable operating leases in future years has not been reduced by future minimum sublease rental payments aggregating approximately $52,798,000.

12. QUARTERLY FINANCIAL DATA (UNAUDITED)

(in thousands, except per-share information)	2001 Quarter				
	First	Second	Third	Fourth	Year
Net premiums written	$160,249	$199,203	$183,938	$240,254	$783,644
Net premiums earned	155,763	179,241	180,490	200,386	715,880
Net investment income	28,020	39,455	39,956	40,056	147,487
Equity in net income of affiliates	12,044	12,760	7,389	9,116	41,309
Provision for losses	49,272	52,310	50,968	55,586	208,136
Policy acquisition and other operating expenses	40,998	54,938	54,476	66,366	216,778
Net gains (losses)	1,823	748	(1,299)	(225)	1,047
Net income	80,157	92,677	91,532	96,053	360,419
Net income per share(1)(2)(3)	$ 0.96	$ 0.97	$ 0.96	$ 1.00	$ 3.88
Average shares outstanding(1)(3)	83,038	94,854	94,784	95,157	91,958

	2000 Quarter				
	First	Second	Third	Fourth	Year
Net premiums written	$135,606	$128,936	$136,147	$143,583	$544,272
Net premiums earned	127,297	129,539	130,236	133,799	520,871
Net gains	851	246	2,313	769	4,179
Net income	58,600	61,858	64,069	64,411	248,938
Net income per share(1)(2)(3)	$ 0.77	$ 0.80	$ 0.83	$ 0.83	$ 3.22
Average shares outstanding(1)(3)	75,278	76,276	76,383	76,760	76,298

See footnotes page 57

13. INVESTMENT IN AFFILIATES

As a result of the acquisition of Financial Guaranty, the Company owns a 46.0% interest in Credit-Based Asset Servicing and Securitization LLC ("C-BASS") and a 45.5% interest in Sherman Financial Group LLC ("Sherman"). C-BASS is engaged in the purchasing, servicing and/or securitization of special assets, including sub-performing/non-performing and seller-financed residential mortgages, real estate and subordinated residential mortgage-based securities. Sherman conducts a business that focuses on purchasing and servicing delinquent unsecured consumer assets. At December 31, 2001, C-BASS had total assets of $1,290,425,000 and total liabilities of $1,005,907,000. C-BASS had net income for 2001 of $86,481,000. At December 31, 2001, Sherman had total assets of $287,826,297 and total liabilities of $203,051,815. Sherman had net income for 2001 of $10,624,267.

The Company owns a 36.5% interest in EIC Corporation Ltd. ("Exporters"), an insurance holding company which, through its wholly-owned insurance subsidiary licensed in Bermuda, insures foreign trade receivables. At December 31, 2001, Exporters had total assets of $168,924,333 and total liabilities of $114,239,333. Exporters had a loss for 2001 of $2,240,000.

The Company accounts for its investment in these affiliates in accordance with the equity method of accounting as the control of these affiliates does not rest with the Company and since the other shareholders have substantial participating rights.

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the current amount that would be exchanged between two willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices available. In those cases, fair values are based on estimates using present value or other valuation methodologies. Accordingly, the estimates presented herein are not necessarily indicative of the amount the Company could realize in a current market exchange. The use of different market assumptions or estimation methodologies could have a material effect on the estimated fair value amounts.

Fixed Maturity Securities – The fair values of fixed maturity securities and equity securities, are based on quoted market prices or dealer quotes. For investments that are not publicly traded, management has made estimates of fair value that consider investees' financial results, conditions and prospects, and the values of comparable public companies.

Trading Securities – The fair values of trading securities are based on quoted market prices, dealer quotes or estimates using quoted market prices for similar securities.

Short-Term Investments – Fair values of short-term investments are assumed to equal cost.

Other Invested Assets – The fair value of other invested assets, residential mortgage-backed securities, is based on the present value of the estimated net future cash flows, including annual distributions and net cash proceeds from the exercise of call rights, using relevant market information.

Unearned Premiums – In the mortgage insurance business, as the majority of the premiums received are cash basis, the fair value is assumed to equal the book value. The fair value of unearned premiums in the financial guaranty insurance business, net of prepaid reinsurance premiums, is based on the estimated cost of entering into a cession of the entire portfolio with third-party reinsurers under current market conditions, adjusted for ceding commissions based on current market rates.

Reserve for Losses – The carrying amount is a reasonable estimate of the fair value.

Long-Term Debt – The fair value is estimated based on the quoted market prices for the same or similar issue or on the current rates offered to the Company for debt of the same remaining maturities.

Redeemable Preferred Stock – The redeemable preferred stock is valued at the redemption value at the mandatory redemption date.

	December 31			
	2001		2000	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets:				
Fixed maturity securities	**$3,129,718**	**$3,149,482**	$1,654,633	$1,675,834
Trading Securities	**21,659**	**21,659**	–	–
Short-term investments	**210,788**	**210,788**	95,824	95,824
Other invested assets	**7,310**	**7,310**	–	–
Liabilities:				
Unearned premiums	**513,932**	**456,018**	77,241	77,241
Reserve for losses	**588,643**	**588,643**	390,021	390,021
Long-term debt	**324,076**	**346,333**	–	–
Redeemable preferred stock	**40,000**	**40,000**	40,000	40,000

(1) Diluted net income per share and average shares outstanding per SFAS No. 128, "Earnings Per Share." See note 1.

(2) Net income per share is computed independently for each period presented. Consequently, the sum of the quarters may not equal the total net income per share for the year.

(3) All share and per share amounts have been restated to reflect a 2-for-1 stock split in 2001. See note 1.

REPORT ON MANAGEMENT'S RESPONSIBILITY

Management is responsible for the preparation, integrity and objectivity of the consolidated financial statements and other financial information presented in this annual report. The accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, applying certain estimations and judgments as required.

The Company's internal controls are designed to provide reasonable assurance as to the integrity and reliability of the financial statements and to adequately safeguard, verify and maintain accountability of assets. Such controls are based on established written policies and procedures and are implemented by trained, skilled personnel with an appropriate segregation of duties. These policies and procedures prescribe that the Company and all its employees are to maintain the highest ethical standards and that its business practices are to be conducted in a manner that is above reproach.

Deloitte & Touche LLP, independent accountants, is retained to audit the company's financial statements. Their accompanying report is based on audits conducted in accordance with auditing standards generally accepted in the United States of America, which include the consideration of the company's internal controls to establish a basis for reliance thereon in determining the nature, timing and extent of audit tests to be applied.

The board of directors exercises its responsibility for these financial statements through its Audit Committee, which consists entirely of independent non-management board members. The Audit Committee meets periodically with the independent accountants, both privately and with management present, to review accounting, auditing, internal controls and financial reporting matters.

Frank P. Filipps
Chairman and Chief Executive Officer

C. Robert Quint
Executive Vice President and Chief Financial Officer

John J. Calamari
Vice President and Corporate Controller

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Radian Group Inc.
Philadelphia, Pennsylvania

We have audited the consolidated balance sheets of Radian Group Inc. and subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in common stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Radian Group Inc. and subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Deloitte & Touche LLP
Philadelphia, Pennsylvania
March 15, 2002

The following is a "Safe harbor" Statement under the Private Securities Litigation Reform Act of 1995:

The statements contained herein that are not historical facts are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties including, but not limited to: the possibility that interest rates may increase rather than remain stable or decrease; the possibility that housing demand may decrease for any number of reasons, some of which may be out of the control of the Company, including changes in interest rates, adverse economic conditions, or other reasons; the Company's market share may decrease as a result of changes in underwriting criteria by the Company or its competitors, or other reasons; performance of the financial markets generally, changes in the demand for and market acceptance of the Company's products, increased competition from government programs and the use of substitutes for mortgage insurance, changes in government regulation or tax laws that may effect one or more of the Company's businesses, changes in investor perceptions regarding the strength of financial guaranty providers and the guaranty offer by such providers, changes in investor concern regarding the credit quality of municipalities and corporations, including the need or desirability for financial guaranty insurance at all or as an alternative for other credit enhancement; and changes in general financial conditions. Investors are also directed to other risks discussed in documents filed by the Company with the Securities and Exchange Commission.

2001 COMPARED TO 2000

RESULTS OF CONSOLIDATED OPERATIONS

Net income for 2001 was $360.4 million, a 44.8% increase compared to $248.9 million for 2000. The improvement in net income was a result of an increase in earned premiums and investment income and the inclusion of equity in net income of affiliates, as a result of the Enhance Financial Services Group Inc. ("Financial Guaranty") acquisition, partially offset by increases in the provision for losses, policy acquisition costs and other operating expenses. As a result of the acquisition of Financial Guaranty on February 28, 2001, net income for 2001 included the results of operations from March 2001 through December 2001 for Financial Guaranty, which contributed $81.3 million to net income and which is included as a component of mortgage services and financial guaranty net income. Consolidated earned premiums of $715.9 million increased $195.0 million or 37.4% from $520.9 million for 2000. Financial Guaranty contributed $106.5 million of this increase. Net investment income increased from $82.9 million in 2000 to $147.5 million in 2001. This increase of $64.5 million or 77.8% included $50.4 million from Financial Guaranty. Equity in net income of affiliates was $41.3 million for 2001. The provision for losses of $208.1 million increased $53.8 million or 34.9% from the $154.3 million in 2000, with Financial Guaranty contributing $29.0 million of the increase. Policy acquisition and other operating expenses increased by $108.2 million or 99.5% to $216.8 million in 2001 from $108.6 million in 2000. Financial Guaranty contributed $44.9 million of this increase. Interest expense for 2001 was $17.8 million primarily related to the issuance of long-term debt during 2001 as described in note 5 of Notes to Consolidated Financial Statements. The Company's effective tax rate was 28.7% for 2001 compared to 29.4% for 2000.

MORTGAGE INSURANCE – RESULTS OF OPERATIONS

Net income for 2001 was $280.0 million, a $31.1 million or 12.5% increase from $248.9 in 2000. This increase resulted from improvements in net premiums earned, net investment income and other income, offset by a higher provision for losses and an increase in policy acquisition costs and other operating expenses.

Mortgage Insurance is dependent on a small number of lenders for providing a substantial portion of its business. Mortgage Insurance's top ten lenders were responsible for 46.1% of the direct primary risk in force at December 31, 2001. The top ten lenders were also responsible for 45.0% of primary new insurance written in 2001. Consistent with the rest of the private mortgage insurance industry, the Company's highest state concentration of risk is in California. As of December 31, 2001, California accounted for 16.6% of Mortgage Insurance's total direct primary insurance in force and 11.3% of Mortgage Insurance's total direct pool insurance in force. In addition, California accounted for 16.0% of Mortgage Insurance's direct primary new insurance written for the year ended December 31, 2001. The largest single customer of Mortgage Insurance (including branches and affiliates of such customer), measured by new insurance written, accounted for 12.6% of new insurance written during 2001, compared to 11.2% in 2000 and 12.2% in 1999.

The concentration of business with lenders may increase or decrease as a result of many factors. These lenders may reduce the amount of business currently given to Mortgage Insurance or cease doing business with it altogether. Mortgage Insurance's master policies and related lender agreements do not, and by law cannot, require its lenders to do business with it. The loss of business from a major lender could materially adversely affect Mortgage Insurance's and the Company's business and financial results.

New primary insurance written for 2001 was $44.8 billion, a 79.5% increase from the $24.9 billion written in 2000. This increase in primary new insurance written volume was primarily due to a substantial increase in new insurance written volume in the private mortgage insurance industry compared to 2000. Mortgage Insurance's market share increased to 15.6% compared to 15.2% in 2000. The Company believes that this market share increase was due, in part, to an increase in its share of new insurance written under structured transactions,

which are included in industry new insurance written figures. During 2001 Mortgage Insurance wrote $8.7 billion of such transactions compared to $1.2 billion in 2000. The Company's participation in the structured transactions market is likely to vary from year to year due to the competitive bidding process associated with this business, as well as the fluctuating supply of such transactions from period to period.

During 2001, the Company wrote $255.4 million of pool insurance risk compared to $187.9 million in 2000. The majority of the pool insurance outstanding relates to a group of structured transactions composed primarily of Fannie Mae and Freddie Mac eligible conforming mortgage loans (known as "GSE Pool" loans). This business contains loans with loan-to-value ratios above 80%, which have primary insurance that places the pool insurance in a secondary loss position and loans with loan-to-value ratios of 80% and below for which the pool coverage is in a first loss position. The performance of this business written in prior years has been better than anticipated although the historical performance might not be an indication of future performance.

The Company's mortgage insurance volume was positively impacted by low interest rates in 2001, which affected the entire mortgage industry. The trend toward lower interest rates, which began in the fourth quarter of 2000, caused refinancing activity during 2001 to increase significantly and contributed to the increase in the mortgage insurance industry new insurance written volume in 2001. The Company's refinancing activity as a percentage of primary new insurance written was 40.3% compared to 14.0% in 2000. The persistency rate, which is defined as the percentage of insurance in force that is renewed in any given year, was 63.3% for 2001 compared to 78.2% for 2000. This decrease was consistent with the increased level of refinancing activity, which started in the fourth quarter of 2000 and continued throughout 2001, and has caused cancellation rates to increase. The expectation for 2002 is lower industry volume and higher persistency rates, influenced by relatively higher interest rates.

The Office of Federal Housing Enterprise Oversight issued new risk based capital regulations for Fannie Mae and Freddie Mac, which take effect September 13, 2002. The most relevant provision to the Company is a distinction between AAA rated insurers and AA rated insurers. The new regulations would impose a credit haircut that the Government Sponsored Entities ("GSEs") are given for exposure ceded to AAA insurers by 3.5% and to AA insurers by 8.75%. This would be phased in over a ten-year period commencing on the effective date of the regulation. The Company believes that this distinction will not have a material effect on its business.

The Company insures non-traditional loans, specifically Alternative A and A minus loans (collectively, referred to as "non-prime" business). Alternative A borrowers have an equal or better credit profile than the Company's typical insured borrowers, but these loans are underwritten with reduced documentation and verification of information. The Company typically charges a higher premium rate for this business due to the reduced documentation, but the Company does not consider this business to be significantly more risky than the Company's normal primary business. The A minus loan programs typically have non-traditional credit standards that are less stringent than standard credit guidelines. To compensate for this additional risk, the Company receives a higher premium for insuring this product that the Company believes is commensurate with the additional default risk. During 2001, non-prime business accounted for $14.3 billion or 31.8% of Mortgage Insurance's new primary insurance written as compared to $5.4 billion or 21.8% for the same period in 2000. At December 31, 2001, non-prime insurance in force was $18.2 billion or 16.8% of total insurance in force as compared to $8.4 billion or 8.3% of insurance in force a year ago.

In the third quarter of 2000, the Company began to insure mortgage-related assets in a Pennsylvania domiciled insurer, Radian Insurance Inc. ("Radian Insurance"). Radian Insurance is rated AA by S&P and Fitch and Aa3 by Moody's and was formed to write credit insurance and financial guaranty insurance on assets that are not permitted to be insured by monoline mortgage guaranty insurers. Such assets include manufactured housing loans, second mortgages, home equity loans and mortgages with loan-to-value ratios above 100%. During 2001, Radian Insurance wrote $3.4 billion of insurance compared to $1.6 billion in 2000. Risk in force at December 31, 2001 was $348.3 million compared to $211.0 million of risk at December 31, 2000. Such business is similar to mortgage guaranty insurance, however, the structures of the deals vary and thus premium rates and commensurate risk levels will vary from deal to deal. The performance of this business is too young to determine whether the premium rates charged will compensate the Company for the anticipated level of risk. Beginning in October 2001, Radian Insurance entered into a reinsurance agreement with one of its affiliates, Radian Asset Assurance, whereby Radian Insurance ceded substantially all of the insurance business and premium associated with certain obligations secured by mortgage-backed securities and manufactured housing loans. Because most Financial Guaranty business on mortgage related assets will be written in Radian Asset Assurance and Amerin Guaranty will be the primary writer of second mortgage insurance in the future, the business written by Radian Insurance will likely be substantially reduced in 2002.

Net premiums earned in 2001 were $609.4 million, an $88.5 million or 17.0% increase from $520.9 million for 2000. This increase, which was greater than the increase in insurance in force, reflected the premiums earned in Radian Insurance of $38.8 million in 2001, and the change in the mix of new insurance written volume originated by the Company throughout 2001 combined with the increase in insurance in force. This change in mix included a higher percentage of non-prime business. This type of business has higher premium rates, which are commensurate with the increased level of risk associated with the insurance. The insurance in force growth resulting from

strong new insurance volume during 2001 was offset by the decrease in persistency levels. Direct primary insurance in force increased 7.0% from $100.9 billion at December 31, 2000 to $107.9 billion at December 31, 2001. GSE pool risk in force also grew to $1.2 billion at December 31, 2001 from $1.1 billion at the end of 2000. Total pool risk in force grew to $1.6 billion from $1.5 billion at the end of 2000.

Mortgage Insurance and other companies in the industry have entered into risk-sharing arrangements with various customers that are designed to allow the customer to participate in the risks and rewards of the mortgage insurance business. One such product is captive reinsurance, in which a mortgage lender establishes a mortgage reinsurance company that assumes part of the risk associated with that lender's insured book of business. In most cases, the risk assumed by the reinsurance company is an excess layer of aggregate losses that would be penetrated only in a situation of adverse loss development. For 2001, premiums ceded under captive reinsurance arrangements were $55.7 million, or 9.1% of total premiums earned during 2001, as compared to $39.6 million, or 7.6% of total premiums earned for the same period of 2000. Net primary insurance written under captive reinsurance arrangements was $14.7 billion, or 32.9% of total new primary insurance written in 2001 as compared to $8.1 billion, or 32.6% of total new primary insurance written in 2000.

Net investment income was $97.1 million, a 17.1% increase over the $82.9 million reported for 2000. This increase was a result of continued growth in invested assets primarily due to positive operating cash flows and the allocation of interest income from net financing activities. The Company has continued to invest some of its new operating cash flow in tax-advantaged securities, primarily municipal bonds, although its investment policy allows the purchase of various other asset classes, including common stock and convertible securities. The Company's intent is to target the common equity exposure at a maximum of 5% of the investment portfolio's market value while the investment-grade convertible securities and investment-grade asset-backed securities exposures are each targeted not to exceed 10%.

Net realized gains on sales of investments were $5.8 million for the year ended December 31, 2001 compared to $4.2 million for the comparable period of 2000. Net realized losses from the change in the fair value of Mortgage Insurance's derivative instruments were $1.3 million for 2001.

The provision for losses was $179.1 million for 2001, an increase of $24.8 million or 16.1% from 2000. In addition to increases in business volumes, this increase reflects an increase in the number of delinquent loans as a result of the maturation of the books of business combined with an overall increase in delinquencies on both the prime and non-prime books of business as a result of the slowing economy. Claim activity is not spread evenly throughout the coverage period of a book of business. Relatively few claims are received during the first two years following issuance of the policy. Historically, claim activity has reached its highest level in the third through fifth years after the year of loan origination. Approximately 66.9% of the primary risk in force and 59.3% of the pool risk in force at December 31, 2001 had not yet reached its anticipated highest claim frequency years.

The overall delinquency rate at December 31, 2001 was 3.5% compared to 2.4% at December 31, 2000. The increase in the overall delinquency rate was primarily a result of the slowing economy which produced higher levels of unemployment. A continued weakening of the economy could negatively impact the overall delinquency rates, which could result in an increase in the provision for losses. The number of delinquencies rose from 26,520 at December 31, 2000 to 41,147 at December 31, 2001 and the average loss reserve per delinquency declined from $14,707 at the end of 2000 to $11,291 at December 31, 2001, although the reserve as a percentage of risk in force rose to 169 basis points at December 31, 2001 from 148 basis points at the end of 2000. The delinquency rate in California was 1.9% (including pool) at December 31, 2001 as compared to 1.5% at year end 2000 and claims paid in California during 2001 were $7.1 million, representing approximately 7.7% of the total claims as compared to 16.1% for the same period of 2000. California represented approximately 16.4% of primary risk in force at December 31, 2001 as compared to 16.8% at December 31, 2000. The delinquency rate in Florida was 3.3% (including pool) at December 31, 2001 as compared to 2.7% at December 31, 2000 and claims paid in Florida during 2001 were $6.5 million, representing approximately 7.0% of total claims as compared to 13.6% for 2000. Florida represented approximately 7.4% of primary risk in force at December 31, 2001 the same as at year-end 2000. No other state represented more than 6.4% of Mortgage Insurance's primary risk in force at December 31, 2001.

Mortgage Insurance has reported an increased number of delinquencies on non-prime business insured beginning in 1997. Although the delinquency rate on this business is higher than on the prime book of business, the higher premium rates charged are expected to compensate for the increased level of risk. The number of delinquent non-prime loans at December 31, 2001 was 7,704, which represented 24.8% of the total number of delinquent primary loans, as compared to 2,690 or 13.1% of delinquent primary loans at December 31, 2000. The delinquency rate on this business rose from 4.1% at December 31, 2000 to 5.5% at December 31, 2001. The delinquency rate on prime business was 3.1% and 2.3% at December 31, 2001 and 2000, respectively. At December 31, 2001, the delinquency rate on the Alternative A business was 4.5% as compared to 2.9% at December 31, 2000 and Alternative A delinquencies represented 34.6% of the total number of non-prime delinquent loans. The delinquency rate on A-minus business was 6.3% at December 31, 2001 as compared to 6.0% at December 31, 2000. Direct losses

paid during 2001 increased to $97.7 million as compared to $93.3 million during 2000.

Underwriting and other operating expenses were $154.4 million for 2001, an increase of $45.8 million or 42.1% from the $108.6 million reported in 2000. These expenses consisted of policy acquisition expenses, which relate directly to the acquisition of new business, and other operating expenses, which primarily represent contract underwriting expenses, overhead and administrative costs.

Policy acquisition costs were $62.4 million in 2001, an increase of $10.9 million from 2000. This reflects an increase in expenses to support the higher new insurance written volume during 2001 and the continued development of marketing and e-commerce efforts undertaken by the Company. Other operating expenses of $92.0 million for 2001 increased by $34.8 million, representing a 60.9% increase from 2000. This amount reflects an increase in expenses related to contract underwriting. Contract underwriting expenses for 2001 were $44.6 million, a 120.2% increase from the $20.3 million reported in 2000. This increase in contract underwriting expenses reflected the increasing demand for this service as mortgage origination volume increased. Consistent with the increase in contract underwriting expenses, other income including income related to contract underwriting services, also increased to $20.4 million in 2001, up from $7.4 million in 2000. During 2001, loans underwritten via contract underwriting accounted for 34.5% of applications, 32.0% of commitments, and 25.8% of certificates issued by Mortgage Insurance as compared to 30.1%, 26.2% and 19.4%, respectively, in 2000.

Interest expense for 2001 was $10.5 million, which primarily represented allocation of interest on the $250 million of long-term debt issued during 2001.

The effective tax rate for 2001 was 27.9% compared to 29.4% in 2000.

MORTGAGE SERVICES – RESULTS OF OPERATIONS

The mortgage services results include the operations of RadianExpress.com Inc. ("RadianExpress") and the asset-based businesses, conducted through Financial Guaranty's minority owned subsidiaries, Sherman Financial Services Group LLC ("Sherman") and Credit-Based Asset Servicing and Securitization LLC ("C-BASS"). The Company owns a 46% interest in C-BASS and a 45.5% interest in Sherman. C-BASS is engaged in the purchasing, servicing and/or securitizing of special assets, including sub-performing/non-performing and seller-financed residential mortgages, real estate and subordinated residential mortgage-based securities. Sherman conducts a business that focuses on purchasing and servicing delinquent unsecured consumer assets.

Net income for 2001 was $24.3 million. Equity in net income of affiliates (pre-tax) was $42.5 million. C-BASS accounted for $38.1 million (pre-tax) of the total income from affiliates in 2001. These results could vary from period to period due to a significant portion of C-BASS's income being generated from sales of mortgage-backed securities in the capital markets.

RadianExpress contributed $16.0 million of other income and $17.4 million of operating expenses for 2001. RadianExpress processed approximately 402,000 applications during 2001 with approximately 37,000 of the transactions processed related to net funding services, whereby RadianExpress receives and disburses mortgages funded on behalf of its customers.

FINANCIAL GUARANTY INSURANCE – RESULTS OF OPERATIONS

The financial guaranty insurance operations are conducted through Financial Guaranty and primarily involve the direct insurance and reinsurance of municipal bonds and structured finance obligations. Reinsurance is assumed primarily from four primary monoline financial guaranty insurers: MBIA Insurance Corporation, Ambac Assurance Corporation, Financial Guaranty Insurance Company and Financial Security Assurance Inc. ("Monolines"). The Company's consolidated results of operations include ten months of operating results from Financial Guaranty, since its acquisition occurred at the end of February 2001. As such, comparative information is not included in the discussion.

Radian Reinsurance Inc., a subsidiary of Financial Guaranty ("Radian Re"), currently derives substantially all of its reinsurance premium revenues from the four monolines. Approximately 42.0% of the total financial guaranty gross premiums were derived from these four monolines in 2001. A substantial reduction in the amount of insurance ceded by one or more of these four principal clients could have a material adverse effect on Radian Re's gross written premiums and, consequently, its results from operations.

Net income for 2001 was $56.1 million. Net premiums written and earned during 2001 were $143.2 million and $106.5 million, respectively. Net premiums written consisted of $73.2 million of reinsurance premiums, $47.7 million of premiums from the direct financial guaranty of municipal and non-municipal obligations, and $22.4 million of trade credit insurance and reinsurance. Net premiums earned for 2001 include $58.5 million of reinsurance, $25.9 million in direct financial guaranty, and $22.0 million of trade credit. Included in net premiums earned for the year were refundings of $6.7 million. Net investment income was $50.3 million for the year. The provision for losses was $29.0 million for 2001, which represented 27.2% of earned premium. Policy acquisition costs were $21.8 million for 2001 and other operating expenses were $21.6 million for the same period. Acquisition and other operating expenses together resulted in an expense ratio of 40.8%. Interest expense of $6.0 million for 2001 represented interest allocated on the Company's debt financings as well as on the $75.0 million of long-term debt and on $173.7 million of short-term debt that was retired in May 2001. Net realized gains on sales of investments were $2.0 million for 2001. Net realized losses from the change in the fair value of derivative instruments, primarily credit default swaps were $4.4 million for 2001. The effective tax rate for 2001 was 27.7%.

OTHER

Two wholly-owned subsidiaries of Financial Guaranty, Singer Asset Finance Company, L.L.C. ("Singer") and Enhance Consumer Services LLC ("ECS"), which had been engaged in the purchase, servicing, and securitization of assets including state lottery awards, structured settlement payments and viatical settlements, are currently operating on a run-off basis. Their operations consist of servicing the prior originations of non-consolidated special purpose vehicles and the results of these subsidiaries are not expected to be material to the financial results of the Company.

Another insurance subsidiary, Van-American Insurance Company, Inc., is engaged on a run-off basis, in reclamation bonds for the coal mining industry and surety bonds covering closure and post-closure obligations of landfill operators. Such business is not expected to be material to the financial results of the Company.

At December 31, 2001, the Company, through its ownership of Financial Guaranty owned an indirect 36.5% equity interest in Exporters Insurance Company Ltd., an insurer of primarily foreign trade receivables for multinational companies. Financial Guaranty provides significant reinsurance capacity to this joint venture on a quota-share, surplus share and excess-of-loss basis.

2000 COMPARED TO 1999

MORTGAGE INSURANCE – RESULTS OF OPERATIONS

Net income for 2000 was $248.9 million, a 68.0% increase compared to $148.1 million for 1999. However, net income for 1999 included merger expenses (net of tax) of $32.7 million and without these merger expenses, net income for 1999 was $180.8 million as compared to $248.9 million for 2000, an increase of 37.7% or $68.1 million. This improvement in net income, excluding merger expenses, was a result of growth in net premiums earned and net investment income combined with a lower provision for losses and a reduction in policy acquisition costs and other operating expenses.

New primary insurance written during 2000 was $24.9 billion, a 25.0% decrease compared to $33.3 billion for 1999. This decrease in the Company's primary new insurance written volume in 2000 was partially due to a 14.0% decrease in new insurance written volume in the private mortgage insurance industry compared to 1999. In addition, the Company's market share of the industry decreased to 15.2% for the year ended December 31, 2000 as compared to 17.5% for the same period of 1999. The Company believes the market share decline was due in part to the reduction in business provided by a few of the largest national accounts, which rebalanced their mortgage insurance allocation after the merger. In addition, the Company believes that certain large structured transactions written primarily by other companies within the industry are included in industry new insurance written figures. For the year ended December 31, 2000, Mortgage Insurance wrote $1.2 billion of such structured transactions. In 2000, the Company reduced the volume of pool insurance it wrote to $187.9 million of risk written as compared to $421.2 million in 1999. Most of this pool insurance volume related to the GSE Pool business.

Mortgage insurance industry volume in 2000 was negatively impacted by relatively higher interest rates, which affected the entire mortgage industry for most of the year. The trend toward higher interest rates, which began in the third quarter of 1999, caused refinancing activity during 2000 to decline to normal levels and contributed to the decrease in the mortgage insurance industry new insurance written volume for 2000. The Company's refinancing activity as a percentage of primary new insurance written was 14.0% for 2000 as compared to 27.0% for 1999. However, a decrease in interest rates during the fourth quarter of 2000 resulted in an increase in refinancing activity for the Company during the quarter to 17.0% of primary new insurance written as compared to 12.0% for the third quarter of 2000. The persistency rate, which is defined as the percentage of insurance in force that is renewed in any given year, was 78.2% for 2000 as compared to 75.0% for 1999. This increase was consistent with the declining level of refinancing activity during most of 2000, which caused the cancellation rate to decrease.

During 2000, the Company's non-prime business accounted for $5.4 billion or 21.8% of Company's new primary insurance written as compared to $3.5 billion or 10.6% for the same period in 1999.

During 2000, Radian Insurance wrote $1.6 billion of insurance, which represented $211.0 million of risk.

Net premiums earned in 2000 were $520.9 million, a 10.2% increase compared to $472.6 million for 1999. This increase, which was greater than the increase in insurance in force, reflected the change in the mix of new insurance written volume originated by the Company during the second half of 1999 and throughout 2000. This change in mix included a higher percentage of loans with loan-to-value ratios of 95% or higher and non-prime business. The Company's higher loan-to-value activity was 45.0% for 2000 as compared to 41.0% for 1999 and the non-prime business accounted for 21.8% of the Company's new primary insurance written in 2000 as compared to 10.6% for 1999. The reduced level of refinancing activity and the resulting increase in persistency led to an increase in direct primary insurance in force during 2000 of 3.9%, from $97.1 billion at December 31, 1999 to $100.9 billion at December 31, 2000. GSE pool risk in force also grew to $1.1 billion at December 31, 2000, an increase of 4.2% for the year. For 2000, premiums ceded under captive reinsurance arrangements were $39.6 million, or 7.0% of total premiums earned during 2000, as compared to $27.5 million, or 5.8% of total premiums earned for the same period of 1999. New primary insurance written under captive reinsurance arrangements was $8.1 billion, or 32.6% of total new primary insurance written in 2000 as compared to $13.7 billion, or 41.3% of total new primary insurance written in 1999.

Net investment income for 2000 was $82.9 million, a 23.3% increase compared to $67.3 million in 1999. This increase was a result of continued growth in invested assets primarily due to positive operating cash flows of $280.0 million during 2000. The Company has continued to invest some of its new operating cash flows in tax-advantaged securities, primarily municipal bonds, common stock and convertible securities.

The provision for losses was $154.3 million in 2000, a decrease of 11.4% compared to $174.1 million in 1999. This decrease was due to a reduction from 1999 to 2000 in the percentage of delinquencies on higher loan-to-value loans, which have higher loss reserves per default, and a decrease in loss severity due to strong property value appreciation. Approximately 76.0% of Mortgage Insurance's primary risk in force and almost all of Mortgage Insurance's pool risk in force at December 31, 2000 had not yet reached its anticipated highest claim frequency years. Due to the high cancellation rates and strong new insurance volume in 1998 and the first half of 1999, this percentage of newer risk in force is significantly higher than normal levels. The Company's overall default rate (including pool) at December 31, 2000 was 1.6% as compared to 1.5% at December 31, 1999, while the default rate on the primary business was 2.3% at December 31, 2000 as compared to 2.2% at December 31, 1999. The increase in the Company's overall default rate could have been a result of the slowing economy. The number of defaults rose from 22,151 at December 31, 1999 to 26,520 at December 31, 2000 and the average loss reserve per default declined from $15,071 at the end of 1999 to $14,707 at December 31, 2000. The decrease in average loss reserve per default was primarily the result of a decline in the Company's percentage of higher loan-to-value loans in default which results in a lower overall reserve per default as lower loan-to-value loans are perceived as having a lower risk of claim incidence. The percentage of loans in default with loan-to-value ratios of 90.01% or higher decreased to 45.2% at December 31, 2000 as compared to 47.9% at December 31, 1999. The default rate in California was 1.5% (including pool) at December 31, 2000 as compared to 1.8% at December 31, 1999 and claims paid in California during 2000 were $15.8 million, representing approximately 16.1% of total claims as compared to 26.8% in 1999. California represented approximately 16.8% of primary risk in force at December 31, 2000 as compared to 17.2% at December 1999. The default rate in Florida was 2.7% (including pool) at December 31, 2000 as compared to 3.1% at December 31, 1999 and claims paid in Florida during 2000 were $13.3 million, representing approximately 13.6% of total claims as compared to 13.4% in 1999. Florida represented 7.4% of primary risk in force at December 31, 2000 and 1999. The number of non-prime loans in default at December 31, 2000 was 2,690, which represented 13.1% of the total number of primary loans in default and the default rate on this business was 4.10% as of December 31, 2000 as compared to the primary default rate on Mortgage Insurance's prime business of 2.25% at the end of 2000. Direct losses paid in 2000 were $93.3 million as compared to direct losses paid during 1999 of $88.2 million, an increase of 5.8%.

Underwriting and other operating expenses were $108.6 million for 2000, a decrease of 10.5% compared to $121.4 million for 1999.

Policy acquisition costs were $51.5 million in 2000, a decrease of 12.4% compared to $58.8 million in 1999. This decrease reflects the synergies achieved as a result of the merger between CMAC and Amerin and the decrease in the level of new insurance written for 2000 as compared to 1999. Other operating expenses for 2000 were $57.2 million, a decrease of 8.8% compared to $62.7 million for 1999. This reflects a decrease in expenses associated with contract underwriting services offset by an increase in expenses associated with the Company's administrative and support functions. Contract underwriting expenses for 2000, included in other operating expenses, were $20.3 million as compared to $32.4 million for 1999, a decrease of 37.5%. However, contract underwriting expenses were $6.8 million for the fourth quarter of 2000 as compared to $6.9 million for the same period in 1999. This $12.1 million decrease in contract underwriting expenses during 2000 reflected the decreased demand for contract underwriting services throughout the first nine months of 2000 as mortgage origination volume declined; however, the increase in expenses for the fourth quarter of 2000 reflected the increasing demand for contract underwriting services as more lenders took advantage of the integration of the contract underwriting process with Freddie Mac's Loan Prospector and Fannie Mae's Desktop Underwriter origination systems to eliminate back offices origination functions, combined with the decrease in interest rates toward the end of 2000 which resulted in an increase in the level of refinanced mortgage origination volume. Consistent with the decline in contract underwriting expenses, other income decreased 24.5% to $7.4 million in 2000 as compared to $11.3 million in 1999. During 2000, loans underwritten via contract underwriting accounted for 30.1% of applications, 26.2% of insurance commitments, and 19.4% of certificates issued by the Company as compared to 22.2% of applications, 18.8% of commitments, and 15.6% of certificates in 1999.

During 1999, the Company incurred merger-related expenses of $37.8 million. The Company incurred no additional merger-related expenses in 2000 related to the CMAC/Amerin merger.

The effective tax rate for 2000 was 29.4% and, excluding merger costs net of tax of $32.7 million, the effective tax rate for the same period in 1999 was 30.5%. Eliminating the merger expenses of $37.8 million in 1999, operating income accounted for 73.3% of net income in 1999 as compared to 75.3% for the same period in 2000, thus resulting in an increase in effective tax rates for 2000 compared to 1999.

LIQUIDITY AND CAPITAL RESOURCES

The Company's sources of funds consist primarily of premiums and investment income. Funds are applied primarily to the payment of the Company's claims and operating expenses.

Cash flows from operating activities for 2001 were $481.1 million as compared to $280.0 million for 2000. The increase resulted from an increase in net premiums written and investment income partially offset by an increase in operating expenses. The 2001 operating cash flows included $61.8 million as the result of the Financial Guaranty acquisition. Positive cash flows are invested pending future payments of claims and other expenses; cash flow shortfalls, if any, are funded through sales of short-term investments and other investment portfolio securities.

Stockholder's equity plus redeemable preferred stock of $40.0 million increased from $1.4 billion at December 31, 2000 to $2.3 billion at December 31, 2001. This increase resulted from the issuance of stock and, reduced by expenses, associated with the acquisition of Financial Guaranty of $574.7 million, net income of $360.4 million and proceeds from the issuance of common stock associated with incentive plans of $39.7 million. Offsetting this was $10.1 million of dividends paid, a decrease in the market value of securities available for sale of $14.3 million, net of tax, and the purchase of treasury shares of $5.7 million.

As of December 31, 2001, the Company and its subsidiaries had plans to invest in significant information technology and infrastructure upgrades at an estimated cost of approximately $25 million to $30 million over the next two years. Cash flow from operations will be used to fund these expenditures.

The Company owns a 46% interest in C-BASS. The Company has not made any capital contributions to C-BASS since the Company acquired its interest in C-BASS in connection with the acquisition of Financial Guaranty. C-BASS has paid $12.8 million of dividends to the Company for the year-to-date period ended December 31, 2001.

The Company owns a 45.5% interest in Sherman. The Company has made $15.0 million of capital contributions to Sherman since the Company acquired its interest in Sherman in connection with the acquisition of Financial Guaranty. In conjunction with the acquisition, the Company has guaranteed payment of up to $25.0 million of a revolving credit facility issued to Sherman. At December 31, 2001, there were no outstanding amounts on this facility.

Singer and ECS, which were acquired as a result of the Financial Guaranty acquisition, had been engaged in the purchase, servicing and securitization of assets, including state lottery awards, structured settlement payments and viatical settlements. Both Singer and ECS are currently operating on a run-off basis. Their operations consist of servicing the prior originations of non-consolidated special purpose vehicles containing approximately $600.0 million and $568.0 million of off-balance sheet assets and liabilities, respectively. The Company's investment in the non-consolidated special purpose vehicles at December 31, 2001 is $32.0 million and the results of these subsidiaries are not material to the financial results of the Company.

The Company obtained long-term financing through privately placed ten-year Senior Unsecured Notes with a face value of $250 million. The notes were issued on May 29, 2001 at an offering price of 99.615% of par value with registration rights and mature on June 1, 2011. The notes bear interest at 7.75% which is payable semi-annually in June and December. Financial Guaranty was party to a credit agreement (as amended, the "Credit Agreement") with major commercial banks providing Financial Guaranty with a borrowing facility aggregating up to $175.0 million, the proceeds of which were used for general corporate purposes. The outstanding principal balance under the Credit Agreement of $173.7 million was retired on May 29, 2001 with proceeds from the Senior Unsecured Notes. On October 12, 2001, pursuant to the terms of the offering for the privately placed Senior Unsecured Notes, the Company commenced an offer to exchange the privately placed notes for notes (on substantially identical terms and conditions) registered under the Securities Act of 1933, as amended. This exchange of notes was completed in December 2001.

As stated in note 1 of the Notes to Consolidated Financial Statements under the caption "Subsequent Events," in January 2002, the Company sold $220 million of Senior Convertible Debentures. The Company also closed on a $50 million Senior Revolving Credit Facility in February 2002.

The Company believes that Radian Guaranty will have sufficient funds to satisfy its claims payments and operating expenses and to pay dividends to the Company for at least the next 12 months. The Company also believes that it will be able to satisfy its long-term (more than 12 months) liquidity needs with cash flow from Mortgage Insurance and Financial Guaranty. As a holding company, the Company conducts its principal operations through Mortgage Insurance and Financial Guaranty. The Company's ability to pay dividends on the $4.125 Preferred Stock is dependent upon dividends or other distributions from Mortgage Insurance or Financial Guaranty. In connection with obtaining approval from the New York Insurance Department for the change of control of Financial Guaranty when the Company acquired Financial Guaranty, Financial Guaranty agreed not to declare or pay dividends for a period of two years following consummation of the acquisition. Consequently, the Company cannot rely upon or expect any dividends or other distributions from Financial Guaranty in 2002. Based on the Company's current intention to pay quarterly common stock dividends of approximately $0.02 per share, the Company will require distributions from Mortgage Insurance of $10.8 million annually to pay the dividends on the outstanding shares of $4.125 Preferred Stock and common stock. In addition, the Company will require distributions from Mortgage Insurance of $29.4 million annually to pay the debt service on its long-term

debt financing. The Company does not believe that any of these restrictions will prevent the payment by Mortgage Insurance or the Company of these anticipated dividends or distributions in the foreseeable future.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company manages its investment portfolio to achieve safety and liquidity, while seeking to maximize total return. The Company believes it can achieve these objectives by active portfolio management and intensive monitoring of investments. Market risk represents the potential for loss due to adverse changes in the fair value of financial instruments. The market risk related to financial instruments primarily relates to the investment portfolio, which exposes the Company to risks related to interest rates, default, prepayments, and declines in equity prices. Interest rate risk is the price sensitivity of a fixed income security to changes in interest rates. The Company views these potential changes in price within the overall context of asset and liability management. The Company's analysts estimate the payout pattern of the mortgage insurance loss reserves to determine their duration, which is the weighted average payments expressed in years. The Company sets duration targets for fixed income investment portfolios that it believes mitigates the overall effect of interest rate risk. As of December 31, 2001, the average duration of the fixed income portfolio was 5.8 years. Based upon assumptions the Company uses in its duration calculations, increases in interest rates of 100 and 150 basis points would cause decreases in the market value of the fixed maturity portfolio (excluding short-term investments) of approximately 7.3% and 10.7%, respectively. Similarly, a decrease in interest rates of 100 and 150 basis points would cause increases in the market value of the fixed maturity portfolio of approximately 6.1% and 9.7%, respectively. At December 31, 2001, the Company had no material foreign investments and its investment in non-investment grade fixed income securities was $6,137,000. At December 31, 2001, the market value and cost of the Company's equity securities were $120.3 million and $117.0 million, respectively. In addition, the market value and book value of the Company's long-term debt at December 31, 2001 were $346.3 million and $324.1 million, respectively.

CRITICAL ACCOUNTING POLICIES

Critical accounting policies comprise those policies that require the Company's most difficult, subjective, and complex judgments. *These policies require estimates of which the* effect of matters are inherently uncertain. The accounting policies that the Company believes meet the criteria of critical accounting policies are described below.

Reserve for Losses

As described in notes 1 and 4 of the Notes to Consolidated Financial Statements, the Company establishes reserves to provide for the estimated costs of settling claims in both the mortgage insurance and financial guaranty businesses. Setting loss reserves in both the businesses involves the significant use of estimates with regard to the likelihood, magnitude and timing of a loss.

In the mortgage insurance business, the incurred loss process is initiated by a borrower's missed payment. The Company uses historical models based on a variety of loan characteristics, including the status of the loan as reported by the servicer of the insured loan, the economic conditions, and the estimated foreclosure period in the area in which the default exists, to help determine the appropriate loss reserve at any point in time. As the delinquency proceeds toward foreclosure, there is more certainty around these estimates and adjustments are made to loss reserves to reflect this updated information.

The financial guaranty loss reserve is similar, however, the remote probability of losses and the dearth of historical losses in this business makes it more difficult to estimate the appropriate loss reserve. Financial Guaranty has a regular case reserve committee meeting where experts in the risk management and surveillance area provide input to the finance area before any case reserves are determined, and the surveillance team actively monitors any problem deals and notifies the committee if a change in the reserve is necessary. Financial Guaranty establishes a reserve based on the estimated loss, including expenses associated with the settlement of the loss.

Derivative Instruments and Hedging Activity

As reported in note 1 of the Notes to Consolidated Financial Statements, the Company adopted SFAS No. 133 on January 1, 2001. The two areas where gains and losses on derivative contracts are recognized are in the convertible debt securities contained in the Company's investment portfolio and in certain financial guaranty contracts. The value of the derivative position of convertible debt securities is calculated by our outside convertible debt portfolio manager by determining the value *of the readily ascertainable comparable debt securities and* assigning a value to the equity (derivative) portion by subtracting the value of the comparable debt security from the total value of the convertible instrument. Changes in such values from period to period represent the gains and losses recorded. The gains and losses on derivative financial guaranty contracts are derived from internally generated models. The estimated fair value amounts have been determined by the Company using available *market information and appropriate valuation methodologies.* However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates are not necessarily indicative of amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have an effect on the estimated fair value amounts.

DIRECTORS AND OFFICERS

Frank P. Filipps
Chairman and Chief Executive Officer

Roy J. Kasmar
President and Chief Operating Officer

Herbert Wender
Former Vice Chairman
LandAmerica Financial Group, Inc.

David C. Carney
Chairman
ImageMax, Inc.

Howard B. Culang
President
Laurel Corporation

Claire M. Fagin, Ph.D., R.N.
Independent Consultant

Rosemarie B. Greco
Principal
GRECOventures

Stephen T. Hopkins
President
Hopkins and Company LLC

James W. Jennings
Senior Partner
Morgan, Lewis & Bockius LLP

Ronald W. Moore
Adjunct Professor of Business Administration
Graduate School of Business Administration
Harvard University

Robert W. Richards
Former Chairman of the Board
Source One Mortgage Services Corporation

Anthony W. Schweiger
President
The Tomorrow Group LLC

Frank P. Filipps
Chairman and Chief Executive Officer

Roy J. Kasmar
President and Chief Operating Officer

C. Robert Quint
Executive Vice President
and Chief Financial Officer

Howard S. Yaruss
Executive Vice President
Secretary and General Counsel

Mark A. Casale
Senior Vice President
Strategic Investments

Scott C. Stevens
Senior Vice President
Human Resources and Administration

Elizabeth A. Shuttleworth
Senior Vice President
Chief Information Officer

John J. Calamari
Vice President
Corporate Controller

Roy J. Kasmar
President and Chief Operating Officer

Martin A. Kamarck
President

Albert V. Will
President

STOCKHOLDERS' INFORMATION

The annual meeting of stockholders of Radian Group Inc. will be held on Tuesday, May 7, 2002, at 9:00 a.m. at 1601 Market Street, 11th floor, Philadelphia, Pennsylvania.

Copies of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission will be available without charge after March 31, 2002, to stockholders upon written request to: Secretary, Radian Group Inc., 1601 Market Street, Philadelphia, PA 19103

Bank of New York, P.O. Box 11002, Church Street Station, New York, NY 10286, 212 815.2286

1601 Market Street, Philadelphia, PA 19103, 215 564.6600
www.radiangroupinc.com

Radian Group Inc. common stock is listed on The New York Stock Exchange under the symbol RDN. At December 31, 2001, there were 93,982,208 shares outstanding and approximately 10,500 holders of record. The following table sets forth the high and low sales prices of the Company's common stock on The New York Stock Exchange Composite Tape:

	2000		**2001**	
	High	Low	High	Low
1st Quarter	24.25	17.28	**37.53**	**26.91**
2nd Quarter	29.56	22.66	**43.87**	**32.48**
3rd Quarter	35.78	25.88	**42.62**	**30.10**
4th Quarter	38.31	30.22	**43.38**	**32.25**

Cash dividends for each share of the Company's common stock were $0.015 for each quarter of 2000 and the First Quarter of 2001 (as adjusted for the 2-for-1 stock split effected in June 2001). The quarterly cash dividend was increased to $0.02 per share beginning with the Second Quarter of 2001.

Radian Group Inc. 1601 Market Street, Philadelphia, Pennsylvania 19103 1 215 564.6600 1 800 523.1988 www.radiangroupinc.com

Changing the nature of risk. RADIAN